1933 Act Registration No. 33-__________



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-14

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                      [ ] Pre-Effective [ ] Post-Effective
                           Amendment No. Amendment No.

                                 EVERGREEN TRUST
               (Exact name of registrant as specified in charter)

                 Area Code and Telephone Number: (914) 694-2020

                             2500 Westchester Avenue
                            Purchase, New York 10577
                    (Address of principal executive offices)

                              James P. Wallin, Esq.
                        Evergreen Asset Management Corp.
                             2500 Westchester Avenue
                            Purchase, New York 10577
                     (Name and address of agent for service)


   Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

   The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940 (File No.2-40357); accordingly, no fee is payable herewith. Pursuant to Rule 429 under the Securities Act of 1933, this Registration Statement relates to the aforementioned registration on Form N-1A. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended September 30, 1996 was filed with the Commission on or about November 28, 1996.

   It is proposed that this filing will become effective thirty days after filing pursuant to Rule 488 under the Securities Act of 1933.

                                 EVERGREEN TRUST

                              CROSS REFERENCE SHEET

            Pursuant to Rule 481(a) under the Securities Act of 1933

                                         Location in Prospectus/Proxy
Item of Part A of Form N-14                          Statement

1. Beginning of Registration Statement Cross Reference Sheet; Cover Page and Outside Front Cover Page of
   Prospectus

2. Beginning and Outside Back Cover     Table of Contents
   Pageof Prospectus

3. Fee Table, Synopsis Information and  Comparison of Fees and Expenses;
   Risk Factors                         Comparison of investment objectives
                                        and policies; Summary; Risks



4. Information About the Transaction    Summary; Reasons for the
                                        Reorganization; Comparative
                                        Information on Shareholders' Rights;
                                        Exhibit A (Agreement and Plan of
                                        Reorganization)

5. Information about the Registrant     Cover Page; Summary; Comparison of
                                        Investment Objectives and Policies;
                                        Comparative Information on
                                        Shareholders' Rights; Additional
                                        Information

6. Information about the Company        Cover Page; Summary; Comparison of
   Being Acquired                       Investment Objectives and Policies;
                                        Comparative Information on
                                        Shareholders' Rights; Additional
                                        Information

7. Voting Information                   Cover Page; Summary; Voting
                                        Information Concerning the Meeting

8. Interest of Certain Persons          Financial Statements and Experts;
   and Experts                          Legal Matters

9. Additional Information Required for  Inapplicable
   Reoffering by Persons Deemed to be
   Underwriters

Item of Part B of Form N-14

10. Cover Page                          Cover Page

11. Table of Contents                   Omitted

12. Additional Information About the    Statement of Additional Information
    Registrant                          of the Evergreen  Aggressive Growth
                                        Fund dated November 29, 1996

13. Additional Information about        Statement of Additional Information
    the Company Being Acquired          of Keystone America Hartwell Emerging
                                        Growth Fund, Inc. dated December 10,
                                        1996 as supplimented January 1, 1997

14. Financial Statements                Financial Statements dated
                                        September 30, 1996 of Evergreen
                                        Aggressive Growth Fund

                                        Financial Statements dated
                                        September 30, 1996 of Keystone
                                        America Hartwell Emerging Growth Fund,
                                        Inc.

Item of Part C of Form N-14

15. Indemnification                     Incorporated by Reference to Part A
                                        Caption - "Comparative Information
                                        on Shareholders' Rights - Liability
                                        and Indemnification of
                                        Trustees or Directors"

16. Exhibits                            Item 16. Exhibits

17. Undertakings                        Item 17. Undertakings


********************************************************************************

              [EVERGREEN KEYSTONE LOGO]




May, 1997


Dear Shareholder:

We are pleased to announce that the Evergreen Keystone merger is well underway, and with the combined power of Evergreen Keystone we will be able to bring our investment and service capabilities to a new level. One of the areas we are focusing on is merging funds with similar objectives to maximize the potential for greater operating efficiencies and lower overall fees and expenses.

The enclosed Prospectus/Proxy Statement contains our proposal to combine the Evergreen Aggressive Growth Fund with Keystone America Hartwell Emerging Growth Fund, Inc. This proposal is scheduled to be voted on at a special meeting of shareholders of Keystone America Hartwell Emerging Growth Fund, Inc. on June 30, 1997.

The merger has been structured as a tax-free transaction for shareholders. We believe it will result in one combined fund with lower management fees and operating expenses and greater efficiencies than two separate funds. This merger is not expected to affect the total value of your investment.

SUMMARY OF BENEFITS

o    Lower management fees and operating expenses
o    Potential for greater operating efficiencies

     The Fund's Directors have very carefully reviewed this proposed reorganization and believe it is in the best interests of shareholders. They recommend you vote FOR the proposal, which is described in detail in the attached Prospectus/Proxy Statement.

VOTING INSTRUCTIONS

This package contains the materials you will need to vote. To vote, please sign the attached proxy card and return it today in the postage-paid envelope. It is extremely important that you vote, no matter how many shares you own. This is an opportunity to voice your opinion on any important matter affecting your investment. Voting promptly helps to reduce the cost of additional mailings.


If you have any questions regarding the proposed transaction or if you would like additional information about the Evergreen Keystone family of mutual funds, please telephone your financial adviser or Evergreen Keystone at 1-800-xxx-xxxx.


Albert H. Elfner, III                             George S. Bissell
CHAIRMAN                                          CHAIRMAN OF THE BOARD
Keystone Investment Management Company            Keystone Funds

                 KEYSTONE AMERICA HARTWELL EMERGING GROWTH FUND, INC.
                               200 BERKELEY STREET
                           BOSTON, MASSACHUSETTS 02116
               --------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 30, 1997
               --------------------------------------------------

     NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of Shareholders of Keystone America Hartwell Emerging Growth Fund, Inc. ("Hartwell") will be held at the offices of the Fund, 200 Berkeley Street, Boston, Massachusetts on Monday, June 30, 1997 at 3:00 p.m., Eastern time, for the following purposes:

1. To approve or disapprove an Agreement and Plan of Reorganization (the "Plan"), providing for the acquisition of all of the assets of Hartwell by the Evergreen Aggressive Growth Fund in exchange for shares of the Evergreen Aggressive Growth Fund, and the assumption by the Evergreen Aggressive Growth Fund of certain stated liabilities of Hartwell. The Plan also provides for distribution of such shares of the Evergreen Aggressive Growth Fund to shareholders of Hartwell in liquidation and subsequent termination of Hartwell. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of Hartwell.

2. To transact any other business which may properly come before the Meeting or any adjournment thereof.

     The Directors of Hartwell have fixed the close of business on May 2, 1997 as the record date for the determination of shareholders of Hartwell entitled to notice of and to vote at the Meeting or any adjournment thereof.

     IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED WITHOUT DELAY TO SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                                        By Order of the Board of Directors

                                        George O. Martinez
                                        SECRETARY
                                        May [ ___ ], 1997

                     INSTRUCTIONS FOR EXECUTING PROXY CARDS

           The following general rules for signing proxy cards may be of assistance to you and may help to avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

           1. Individual Accounts: Sign your name exactly as it appears in the Registration on the proxy card(s).

           2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to a name shown in the Registration on the proxy card(s).

           3. All Other Accounts: The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of Registration. For example:

         Registration                              Valid Signature

         Corporate Accounts
         (1) ABC Corp.                            ABC Corp.
         (2) ABC Corp.                            John Doe, Treasurer
         (3) ABC Corp.
           c/o John Doe, Treasurer                John Doe, Treasurer
         (4) ABC Corp. Profit Sharing Plan        John Doe, Trustee

         Trust Accounts
         (1) ABC Trust                            Jane B. Doe, Trustee
         (2) Jane B. Doe, Trustee                 Jane B. Doe
              u/t/d 12/28/78

         Custodial or Estate Accounts
         (1) John B. Smith, Cust.                 John B. Smith
              f/b/o John B. Smith, Jr. UGMA
         (2) John B. Smith, Jr.                   John B. Smith, Jr., Executor

SUBJECT TO COMPLETION, APRIL 18, 1997
PRELIMINARY COPY

               PROSPECTUS/PROXY STATEMENT DATED MAY [ ___ ], 1997

                            Acquisition of Assets of

                   Keystone America Hartwell Emerging Growth Fund, Inc.
                               200 Berkeley Street
                           Boston, Massachusetts 02116

                        By and in Exchange for Shares of

                        Evergreen Aggressive Growth Fund
                                   a series of
                                 Evergreen Trust
                             2500 Westchester Avenue
                            Purchase, New York 10577


     This Prospectus/Proxy Statement is being furnished to shareholders of Keystone America Hartwell Emerging Growth Fund, Inc. ("Hartwell") in connection with a proposed Agreement and Plan of Reorganization (the "Plan") to be submitted to shareholders of Hartwell for consideration at a Special Meeting of Shareholders to be held on June 30, 1997 at 3:00 p.m. at the offices of the Fund, 200 Berkeley Street, Boston, Massachusetts, and any adjournments thereof (the "Meeting"). The Plan provides for all of the assets of Hartwell to be acquired by Evergreen Aggressive Growth Fund in exchange for shares of the Evergreen Aggressive Growth Fund and the assumption by Evergreen Aggressive Growth Fund ("Evergreen Aggressive") of certain stated liabilities of Hartwell (hereinafter referred to as the "Reorganization"). Following the Reorganization, shares of Evergreen Aggressive will be distributed to shareholders of Hartwell in liquidation of Hartwell and Hartwell will be terminated. Holders of shares of Hartwell will receive shares of the Class of Evergreen Aggressive (the
"Corresponding Shares") having the same letter designation and the same distribution-related fees, shareholder servicing-related fees and contingent deferred sales charges ("CDSCs"), if any, as the shares of the Class of the Hartwell held by them prior to the Reorganization. As a result of the proposed Reorganization, shareholders of Hartwell will receive that number of full and fractional Corresponding Shares of Evergreen Aggressive having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Hartwell. The Reorganization is being structured as a tax-free reorganization for federal income tax purposes.

     Evergreen Aggressive is a separate series of Evergreen Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Evergreen Aggressive seeks to achieve long-term capital apprecition by investing primarily in common stocks of emerging growth companies and larger, more well established companies, all of which are viewed by the investment adviser as having above-average appreciation potential.

     This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Evergreen Aggressive that shareholders of Hartwell should know before voting on the Reorganization. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated May [ __ ], 1997, relating to this Prospectus/Proxy Statement and the Reorganization, which includes the financial statements of Evergreen Aggressive dated September 30, 1996 and the financial statements of Hartwell dated June 30, 1996 and September 30, 1996, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to Evergreen Aggressive at 2500 Westchester Avenue, Purchase, New York 10577 or by calling toll-free 1-800-807-2940.

     The Prospectus of Evergreen Aggressive relating to Class A, Class B and Class C shares dated November 29, 1996 and its Annual Report for the fiscal year ended September 30, 1996 are incorporated herein by reference in their entirety, insofar as they relate to Evergreen Aggressive only, and not to any other fund described therein. Shareholders of Hartwell will receive, with this Prospectus/Proxy Statement, copies of the Prospectus of Evergreen Aggressive. Additional information about Evergreen Aggressive is contained in its Statement of Additional Information of the same date which has been filed with the SEC and which is available upon request and without charge by writing or calling to Evergreen Aggressive at the address or telephone number listed in the preceding paragraph.

     The Prospectus of Hartwell dated December 10, 1996, as supplemented on January 1, 1997 is incorporated herein in its entirety by reference. Copies of the Prospectus and a Statement of Additional Information dated the same date are available upon request without charge by writing to the Hartwell at 200 Berkeley Street, Boston, Massachusetts 02116 or by calling toll-free 1-800-343-2898.

     Included as Exhibit A of this Prospectus/Proxy Statement is a copy of the Plan.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF FIRST UNION CORPORATION ("FIRST UNION") OR ANY OF ITS SUBSIDIARIES, ARE NOT ENDORSED OR GUARANTEED BY FIRST UNION OR ANY OF ITS SUBSIDIARIES, AND ARE NOT INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                TABLE OF CONTENTS
                                     PAGE

COMPARISON OF FEES AND EXPENSES.........................................6

SUMMARY ................................................................9
     Proposed Plan of Reorganization....................................9
     Tax Consequences..................................................10
     Investment Objectives and Policies of Evergreen Agressive
                  and Hartwell ........................................10
     Comparative Performance Information of Each Fund..................10
     Management of the Funds...........................................11
     Investment Advisers, Administrator and Sub-adviser................11
     Portfolio Management..............................................13
     Distribution of Shares............................................13
     Purchase and Redemption Procedures................................15
     Exchange Privileges...............................................15
     Dividend Policy...................................................15

RISKS  ................................................................16

REASONS FOR THE REORGANIZATION.........................................17
     Agreement and Plan of Reorganization..............................18
     Federal Income Tax Consequences...................................20
     Pro-forma Capitalization..........................................21
     Shareholder Information...........................................22

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.......................23

COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS .......................25
     Form of Organization..............................................25
     Capitalization....................................................25
     Shareholder Liability.............................................26
     Shareholder Meetings and Voting Rights............................26
     Liquidation or Dissolution........................................26
     Liability and Indemnification of Trustees and Directors...........27
     Rights of Inspection..............................................27

ADDITIONAL INFORMATION.................................................27

VOTING INFORMATION CONCERNING THE MEETING..............................28

FINANCIAL STATEMENTS AND EXPERTS.......................................30

LEGAL MATTERS..........................................................31

OTHER BUSINESS.........................................................31

                         COMPARISON OF FEES AND EXPENSES

     The amounts for Class A, Class B, Class C and Class Y shares of Evergreen Aggressive set forth in the following tables and examples are based on the expenses for the fiscal year ended September 30, 1996. The amounts for Class A, Class B, and Class C shares of Hartwell set forth in the following tables and in the examples are based on the expenses for Hartwell for the fiscal year ended September 30, 1996. All amounts are adjusted for voluntary expense waivers. The amounts for Evergreen Aggressive's pro forma are based on what the combined expenses would have been for the twelve months ended September 30, 1996.

     The following tables show for Evergreen Aggressive and Hartwell the shareholder transaction expenses and annual fund operating expenses associated with an investment in the Class A, Class B, and Class C shares of each Fund.

         COMPARISON OF CLASS A, CLASS B, AND CLASS C SHARES OF EVERGREEN
               AGGRESSIVE  WITH CORRESPONDING SHARES OF HARTWELL




                                                 EVERGREEN AGGRESSIVE

Shareholder Transaction Expenses         Class Y  Class A  Class B     Class C
                                         -------  -------  -------     -------
Maximum Sales Charge Imposed on          None     4.75%    None        None
Purchases (as a percentage of offering
price)
Maximum Sales Charge Imposed on          None     None     None        None
Reinvested Dividends (as a percentage
of offering price)
Contingent Deferred Sales Charge (as a   None     None     5.00% in    1.00%
percentage of original purchase price                      the first   in the
or redemption proceeds,                                    year, de-   first
whichever is lower)                                        clining to  year
                                                           1.00% in    and
                                                           the sixth   0.00%
                                                           year and    there-
                                                           0.00%       after
                                                           thereafter

Exchange Fee                             None     None     None        None
Annual Fund Operating Expenses (as a
percentage of average daily net assets)
   Advisory Fees                         0.60%    0.60%    0.60%       0.60%
   12b-1 Fees(1)                         None     0.25%    1.00%       1.00%
   Other Expenses                        0.37%    0.37%    0.37%       0.37%
Annual Fund Operating Expenses           0.97%    1.225    1.97%       1.97%







                                                  HARTWELL

Shareholder Transaction Expenses         Class A  Class B       Class C
                                         -------  -------       -------
Maximum Sales Charge Imposed on          4.75%    None          None
Purchases (as a percentage of offering
price)
Maximum Sales Charge Imposed on          None     None          None
Reinvested Dividends (as a percentage
of offering price)
Contingent Deferred Sales Charge (as a   None     5.00% in the  1.00%
percentage of original purchase price             first year,   in the
or redemption proceeds,                           declining to  first
whichever is lower)                               1.00% in the  year
                                                  sixth year    and
                                                  and 0.00%     0.00%
                                                  thereafter    there-
                                                                after

Exchange Fee                             None     None          None
Annual Fund Operating Expenses (as a
percentage of average daily net assets)
   Advisory Fees (2)                     0.99%    0.99%         0.99%
   12b-1 Fees  (1)                       0.20%    1.00%         1.00%
   Other Expenses                        0.47%    0.47%         0.47%
Annual Fund Operating Expenses           1.66%    2.46%         2.46%




                         EVERGREEN AGGRESSIVE PRO FORMA


Shareholder Transaction Expenses         Class Y  Class A  Class B     Class C
                                         -------  -------  -------     -------
Maximum Sales Charge Imposed on          None     4.75%    None        None
Purchases (as a percentage of offering
price)
Maximum Sales Charge Imposed on          None     None     None        None
Reinvested Dividends (as a percentage
of offering price)
Contingent Deferred Sales Charge (as a   None     None     5.00% in    1.00%
percentage of original purchase price                      the first   in the
or redemption proceeds,                                    year, de-   first
whichever is lower)                                        clining to  year
                                                           1.00% in    and
                                                           the sixth   0.00%
                                                           year and    there-
                                                           0.00%       after
                                                           thereafter

Exchange Fee                             None     None     None        None
Annual Fund Operating Expenses (as a
percentage of average daily net assets)
   Advisory Fees                         0.60%    0.60%    0.60%       0.60%
   12b-1 Fees (1)                        None     0.25%    1.00%       1.00%
   Other Expenses                        0.26%    0.26%    0.26%       0.26%
Annual Fund Operating Expenses           0.86%    1.11%    1.86%       1.86%


(1) Class A shares can pay up to .75 of 1% of average net assets as a 12b-1 fee. For the foreseeable future, the Class A 12b-1 fees will be limited to .25 of 1% of average net assets. For Class B and Class C shares of Evergreen Aggressive, a portion of the 12b-1 fees equivalent to .25 of 1% of average net assets will be shareholder servicing-related. Distribution-related 12b-1 fees will be limited to .75 of 1% of average net assets as permitted under the rules of the National Association of Securities Dealers, Inc.

(2) The Fund pays a basic advisory fee which is subject to adjustment up or down by up to 1/2 of 1% of the average daily net asset value during the latest 12 months depending upon the performance of the Fund relative to the Standard and Poor's Index of 500 stocks. See "Investment Advisers And Administrator".



     EXAMPLES. The following tables show for each Fund, and for Evergreen Aggressive Pro-Forma, assuming consummation of the Reorganization, examples of the cumulative effect of shareholder transaction expenses and annual fund operating expenses indicated above on a $1,000 investment in each class of shares for the periods specified, assuming (i) a 5% annual return, and (ii) redemption at the end of such period, and additionally for Class B and Class C shares, no redemption at the end of each period.

                      EVERGREEN AGGRESSIVE                 HARTWELL

                     One   Three  Five    Ten       One   Three  Five   Ten
                     Year  Years  Years   Years     Year  Years  Years  Years
Class A              $59    $84   $111    $188     $64    $97    $133   $235
Class B
   Assuming
   redemption
   at end of period  $70    $92   $126    $201     $75    $107   $151   $251
Class B
   Assuming no
   redemption
   at end of period  $20    $62    $106    $201     $25    $77    $131   $251
Class C
   Assuming
   redemption
   at end of period  $30    $62    $106    $230     $35    $77    $131   $280
Class C
   Assuming no
   redemption
   at end of period  $20    $62    $106    $230     $25    $77    $131   $280
Class Y
   Assuming
   redemption
   at end of period  $10    $31    $54     $119      -      -        -     -

                 EVERGREEN AGGRESSIVE - PRO FORMA

                       One   Three  Five    Ten
                       Year  Years  Years   Years
Class A                $58    $81    $106    $175
Class B
   Assuming
   redemption
   at end of period    $69    $88    $121    $188
Class B
   Assuming no
   redemption
   at end of period    $19    $58    $101    $188
Class C
   Assuming
   redemption
   at end of period    $29    $58    $101    $218
Class C
   Assuming no
   redemption
   at end of period    $19    $58    $101    $218
Class Y
   Assuming
   redemption
   at end of period    $9     $27    $48     $106


     The purpose of the foregoing examples is to assist a Hartwell shareholder in understanding the various costs and expenses that an investor in Evergreen Aggressive as a result of the Reorganization would bear directly and indirectly, as compared with the various direct and indirect expenses currently borne by a shareholder in Hartwell. These examples should not be considered a representation of past or future expenses or annual returns. Actual expenses may be greater or less than those shown. Moreover, while the examples assume a 5% annual return, a Fund's actual performance will vary and may result in actual returns greater or less than 5%.


                                     SUMMARY

THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, THE PROSPECTUS OF EVERGREEN AGGRESSIVE DATED NOVEMBER 29, 1996 AND THE PROSPECTUS OF HARTWELL DATED DECEMBER 10, 1996, AS SUPPLEMENTED JANUARY 1, 1997 (WHICH ARE INCORPORATED HEREIN BY REFERENCE) AND THE PLAN, A FORM OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A.

PROPOSED PLAN OF REORGANIZATION

     The Plan provides for the transfer of all of the assets of Hartwell in exchange for shares of Evergreen Aggressive and the assumption by Evergreen Aggressive of [Certain stated] labilities of Hartwell. (Hartwell and Evergreen Aggressive each may also be referred to in this Prospectus/Proxy Statement as a "Fund" and together, as the "Funds".) The Plan also calls for the distribution of shares of Evergreen Aggressive to Hartwell shareholders in liquidation of Hartwell as part of the Reorganization. As a result of the Reorganization, the shareholders of Hartwell will become the owners of that number of full and fractional Corresponding Shares of Evergreen Aggressive having an aggregate net asset value equal to the aggregate net asset value of the shareholder's shares of Hartwell as of the close of business immediately prior to the date that Hartwell's assets are exchanged for shares of Evergreen Aggressive.

     The Directors of Hartwell, including the Directors who are not "interested persons," as such term is defined in the 1940 Act (the "Independent Directors"), have concluded that the Reorganization would be in the best interests of shareholders of Hartwell and that the interests of the shareholders of Hartwell will not be diluted as a result of the transactions contemplated by the Reorganization. Accordingly, the Directors have submitted the Plan for the approval of Hartwell's shareholders.

            THE BOARD OF DIRECTORS OF HARTWELL RECOMMENDS APPROVAL BY SHAREHOLDERS OF HARTWELL OF THE PLAN EFFECTING THE REORGANIZATION.

     The Trustees of Evergreen Trust on behalf of Evergreen Aggressive have also approved the Plan, and accordingly, Evergreen Agressive's participation in the Reorganization.

   Approval of the Reorganization on the part of Hartwell will require the affirmative vote of a majority of the shares present and entitled to vote, with all classes voting together as a single class, at a meeting at which a quorum is present. A majority of the outstanding shares of the Fund, represented in person or by proxy, is required to constitute a quorum at the Meeting. See "Voting Information Concerning the Meeting." The Reorganization is scheduled to take place on or about July 18, 1997.

     If the shareholders of Hartwell do not vote to approve the Reorganization, the Directors of Hartwell will consider other possible courses of action in the best interests of shareholders.

TAX CONSEQUENCES

     Prior to or at the completion of the Reorganization, Hartwell will have received an opinion of counsel that the Reorganization has been structured so that no gain or loss will be recognized by Hartwell or its shareholders for federal income tax purposes as a result of the receipt of shares of Evergreen Aggressive in the Reorganization. The holding period and aggregate tax basis of the Corresponding Shares of Evergreen Aggressive that are received by Hartwell shareholders will be the same as the holding period and aggregate tax basis of shares of Hartwell previously held by such shareholders, provided that shares of Hartwell are held as capital assets. In addition, the holding period and tax basis of the assets of Hartwell in the hands of Evergreen Aggressive as a result of the Reorganization will be the same as in the hands of Hartwell immediately prior to the Reorganization and no gain or loss will be recognized by Evergreen Aggressive upon the receipt of the assets of Hartwell in exchange for shares of Evergreen Aggressive and the assumption by Evergreen Aggressive of [certain stated] liabilities of Hartwell.

                     INVESTMENT OBJECTIVES AND POLICIES OF
                        EVERGREEN AGGRESSIVE AND HARTWELL

     The investment objective of Evergreen Aggressive is to achieve long-term capital appreciation by investing primarily in common stocks of emerging growth companies and larger, more well established companies, all of which are viewed by its investment adviser as having above-average appreciation potential. The Fund's investment adviser considers an emerging growth company to be one which is still in the developmental stage, yet has demonstrated, or is expected to achieve, growth of earnings over various major business cycles.

     The investment objective of Hartwell is to provide capital appreciation. The Fund seeks to achieve its objective through a program based on substantially full investment in equity securities of companies in a relatively early stage of development that are principally traded in the over-the-counter ("OTC") market (emerging growth companies). Such emerging growth companies are small to medium-sized companies (generally under $500 million in market capitalization) that the Fund's advisers believe have strong potential for (1) earnings growth over time that is well above the growth rate of the economy and (2) becoming more widely recognized as growth companies. See "Comparison of Investment Objectives and Policies" below.

COMPARATIVE PERFORMANCE INFORMATION OF EACH FUND

     Discussions of the manner of calculation of total return are contained in the respective Prospectuses and Statements of Additional Information of the Funds. The average annual total return of the Class A, Class B and Class C shares of Hartwell for the one, five and ten year periods ended September 30, 1997 and for Evergreen Aggressive for the one, five and ten year periods ended March 31, 1997 and for both Funds for the periods from inception through March 31, 1997 are set forth in the table below. The calculations of total return assume the reinvestment of all dividends and capital gains distributions on the reinvestment date and the deduction of all recurring expenses (including sales charges) that were charged to shareholders' accounts.

                 AVERAGE ANNUAL TOTAL RETURN


                          Average Annualized Compounded Total Return

                          1 Year        5 Years   10 Years  To
                          Ended         Ended     Ended     March 31   Inception
                          March 31      March 31  March 31  1997           Date
                          1997          1997      1997      From
                                                            Inception


Evergreen Agressive
   Class A shares        (7.22%)        11.29%    10.21%    12.62%      4/15/83
   Class B shares        (8.23%)          --        --      8.55%       7/7/95
   Class C shares        (4.26%)          --        --      8.68%       8/3/95

Hartwell
   Class A shares        (5.15%)         4.92%     9.46%    7.26%       9/10/68
   Class B shares        (4.83%)          --        --      3.03%       8/2/93
   Class C shares        (1.22%)          --        --      3.81%       8/2/93

----------------

(1) Reflects waiver of advisory fees and reimbursements and/or waivers of expenses. Without such reimbursements and/or waivers, the average annual total return during the period would have been lower.


     Important information about Evergreen Aggressive is also contained in Management's Discussion of Evergreen Aggressive's Performance, attached hereto as Exhibit B. This information also appears in the Evergreen Aggressive's most recent Annual Report.

MANAGEMENT OF THE FUNDS

     The overall management of Evergreen Aggressive and of the Hartwell is the responsibility of, and is supervised by, their respective Board of Trustees or Directors.

INVESTMENT ADVISERS, ADMINISTRATOR AND SUB-ADMINISTRATOR

EVERGREEN  AGGRESSIVE

     The Capital Management Group of First Union National Bank of North Carolina ("FUNB") serves as investment adviser to Evergreen Aggressive. The address of FUNB is One First Union Center, 301 S. College Street, Charlotte, North Carolina 28288. FUNB is a subsidiary of First Union, the sixth largest bank holding company in the United States. The Capital Management Group ("CMG") of FUNB and CMG manage the Evergreen family of mutual funds with assets of approximately $19 billion as of February 28, 1997. For further information regarding CMG, FUNB and First Union, see "Management of the Funds -- Investment Advisers" in the Prospectus of Evergreen Aggressive.

     CMG manages investments, provides various administrative services and supervises the daily business affairs of Evergreen Aggressive subject to the authority of the Trustees. FUNB is entitled to receive from Evergreen Aggressive an annual fee equal to 0.60 of 1.00% of average daily net assets of Evergreen Aggressive. From time to time CMG may, at its discretion, also reduce or waive its fee or reimburse Evergreen Aggressive for certain of its other expenses in order to reduce its expense ratio. CMG may reduce or cease these voluntary waivers and reimbursements at any time.

     Administrator. Evergreen Keystone Investment Services, Inc. ("EKIS") serves as administrator to Evergreen Aggressive. As administrator, and subject to the supervision and control of the Trustees/Directors of the Fund, EKIS provides the Fund with facilities, equipment and personnel. For its services as administrator, EKIS is entitled to receive a fee based on the aggregate average daily net assets of the Fund at a rate based on the total assets of all mutual funds advised by FUNB,and its affiliates.

HARTWELL

     Keystone Investment Management Company ("Keystone") an indirect, wholly-owned, subsidiary of FUNB serves as the investment adviser for Hartwell. Keystone manages the investment and reinvestment of the Fund's assets, supervises the operation of the Fund and provides all necessary office space, facilities and equipment.

     For services rendered under the Advisory Agreement, the Fund pays Keystone a basic monthly fee at the following annual rates of the Fund's average daily net asset value during the latest 12 months:

1% of such net assets up to and including $100,000,000;
0.90% of such net assets over $100,000,000 up to and including $200,000,000; 0.80% of such net assets over $200,000,000 up to and including $300,000,000; 0.70% of such net assets over $300,000,000 up to and including $400,000,000; and 0.65% of such net assets over $400,000,000.

  Under the Advisory Agreement, the basic management fee may be increased or decreased by an incentive adjustment of up to 1/2 of 1% of the average daily net asset value of the Fund during the latest 12 months. The incentive adjustment is based on the Fund's performance relative to the Standard and Poor's Index of 500 Stocks (S&P 500).

     Subadviser. The subadviser to Hartwell is J.M. Hartwell Limited Partnership and is located at 515 Madison Avenue, New York, New York 10022, and is a majority-owned subsidiary of JMH Management Corporation.

     Under its SubInvestment Advisory Agreement with Keystone ("Subadvisory Agreement"), J.M. Hartwell Limited Partnership provides Hartwell and Keystone with investment research, advice, information and recommendations concerning securities to be acquired, held or sold by Hartwell.

     For its services for each calendar month, the subadviser receives from Keystone, after calculation of the monthly fee due Keystone, 40% of Keystone's basic monthly management fee and 60% of Keystone's incentive adjustment, provided that the subadviser's total fee will always equal at least 25% of the combined total fee paid by Hartwell. Hartwell has no responsibility to pay the subadviser's fee.

PORTFOLIO MANAGEMENT

     The portfolio manager for Evergreen Aggressive is Harold J. Ireland, Jr., who had previously served as portfolio manager of the ABT Emerging Growth Fund, the predecessor to Evergreen Aggressive, since 1985. Mr. Ireland is a Vice President of CMG.

DISTRIBUTION OF SHARES

     Evergreen Keystone Distributor, Inc. ("EKD"), an indirect, wholly-owned subsidiary of The BISYS Group, Inc., acts as underwriter of both Evergreen Aggressive's and Hartwell's shares. EKD distributes each Fund's shares directly or through broker-dealers, banks (including FUNB), or other financial intermediaries. Evergreen Aggressive offers four classes of shares: Class A, Class B, Class C and Class Y. Hartwell offers three classes of shares: Class A, Class B and Class C. Each Class has separate distribution arrangements. (See "Distribution-Related and Shareholder Servicing-Related Expenses" below.) No Class bears the distribution expenses relating to the shares of any other Class.

     In the proposed Reorganization, shareholders of Hartwell will receive the corresponding Class of shares of Evergreen Aggressive which they currently hold in Hartwell. The Class A, Class B and Class C shares of Evergreen Aggressive have identical arrangements with respect to the imposition of initial sales charges, CDSCs and distribution and service fees as the comparable Class of shares of Hartwell. Because the Reorganization will be effected at net asset value without the imposition of a sales charge, Evergreen Aggressive shares acquired by shareholders of Hartwell pursuant to the proposed Reorganization would not be subject to any initial sales charge or CDSC as a result of the Reorganization. However, holders of Evergreen Aggressive shares acquired as a result of the Reorganization would continue to be subject to a CDSC upon subsequent redemptions to the same extent as if they had continued to hold their shares of Hartwell.

     The following is a summary description of charges and fees for each of the different Classes of shares of both Evergreen Aggressive and Hartwell. More detailed descriptions of the distribution arrangements applicable to the Classes of shares are contained in the respective Evergreen Aggressive Prospectus and Hartwell Prospectus and in each Fund's respective Statement of Additional Information.

   CLASS A SHARES. Class A shares are sold at net asset value plus an initial sales charge and, as indicated below, are subject to distribution-related fees.

   CLASS B SHARES. Class B shares are sold without an initial sales charge but are subject to a CDSC, which ranges from 5% to 1%, if shares are redeemed during the first six years after the month of purchase. In addition, Class B shares are subject to distribution-related fees and shareholder servicing-related fees as described below. Class B shares issued in the Reorganization will automatically convert to Class A in accordance with the conversion schedule in effect at the time Hartwell shares were originally purchased.

   Class B shares are subject to higher distribution-related fees than the corresponding Class A shares of each Fund on which a front-end sales charge is imposed (until they convert to Class A shares). The higher fees mean a higher expense ratio, so Class B shares pay correspondingly lower dividends and may have a lower net asset value than Class A shares of the Fund.

   CLASS C SHARES. Class C shares are sold without an initial sales charge but, as indicated below, are subject to distribution and shareholder servicing-related fees. Class C shares are subject to a 1% CDSC if such shares are redeemed during the month of purchase and the 12-month period following the month of purchase. No CDSC is imposed on amounts redeemed thereafter. Class C shares incur higher distribution and/or shareholder service fees than Class A shares but, unlike Class B shares, do not convert to any other class of shares.

   The amount of the CDSCs applicable to redemptions of Class B and Class C shares are charged as a percentage of the lesser of the then current net asset value or original cost. The CDSC is deducted from the amount of the redemption and is paid to the respective Fund's distributor or its predecessor, as the case may be. Shares of each Fund acquired through dividend or distribution reinvestment are not subject to a CDSC. For purposes of determining the schedule of CDSCs, and the time of conversion to Class A shares, applicable to shares of Evergreen Aggressive Growth Fund received by Hartwell shareholders in the Reorganization, Evergreen Aggressive Growth Fund will treat such shares as having been sold on the date the shares of Hartwell were originally purchased by Hartwell shareholder. Additional information regarding the Classes of shares of each Fund is included in its respective Prospectus and Statement of Additional Information.

     DISTRIBUTION-RELATED AND SHAREHOLDER SERVICING-RELATED EXPENSES. Each Fund has adopted a Rule 12b-1 plan with respect to its Class A shares under which the Class may pay for distribution-related expenses at an annual rate which may not exceed .75 of 1%, of average daily net assets attributable to the Class. Payments with respect to Class A shares of each fund are currently limited to
 .25 of 1% of average daily net assets attributable to the Class, which amount may be increased to the full plan rate for such Fund by the Trustees without shareholder approval.

   Each Fund has also adopted a Rule 12b-1 plan with respect to its Class B and Class C shares under which the Class may pay for distribution-related and shareholder servicing-related expenses at an annual rate which may not exceed 1% of average daily net assets attributable to the Class.

   The Class B and Class C Rule 12b-1 plans provide for the payment in respect of "shareholder services" at an annual rate which may not exceed .25 of 1% (making total Rule 12b-1 fees for Class B and Class C shares payable at a maximum annual rate of 1.00%). Consistent with the requirements of Rule 12b-1 and the applicable rules of the National Association of Securities Dealers,
Inc., following the Reorganization Evergreen Aggressive may make distribution-related and shareholder servicing-related payments with respect to Hartwell shares sold prior to the Reorganization, including payments to Hartwell's former underwriter.

   Additional information regarding the Rule 12b-1 plans adopted by each Fund is included in its respective Prospectus and Statement of Additional Information.

PURCHASE AND REDEMPTION PROCEDURES

   Information concerning applicable sales charges, distribution-related fees and shareholder servicing-related fees are described above. Investments in the Funds are not insured. The minimum initial purchase requirement for each Fund is $1,000. There is no minimum for subsequent purchases of shares of either Fund. Each Fund provides for telephone, mail or wire redemption of shares at net asset value as next determined after receipt of a redemption request on each day the
New York Stock Exchange ("NYSE") is open for trading. Additional information concerning purchases and redemptions of shares, including how each Fund's net asset value is determined, is contained in the respective Prospectus for each Fund. Evergreen Aggressive and Hartwell each may involuntarily redeem shareholders' accounts that have less than $1,000 of invested funds. All funds invested in each Fund are invested in full and fractional shares. The Funds reserve the right to reject any purchase order.

EXCHANGE PRIVILEGES

   Each Fund currently has identical exchange privileges. No sales charge is imposed on an exchange. An exchange which represents an initial investment in another fund must amount to at least $1,000. The current exchange privileges, and the requirements and limitations attendant thereto, are described in the Funds' respective Prospectuses and Statements of Additional Information.

DIVIDEND POLICY

     Evergreen Aggressive distributes its investment company taxable income quarterly and net long-term capital gains at least annually. Hartwell distributes its investment company taxable income and net long-term capital gains at least annually. Dividends and distributions are reinvested in additional shares of the same class of the respective Fund, or paid in cash, as a shareholder has elected. See the respective Prospectuses of the Funds for further information concerning dividends and distributions.

     After the Reorganization, shareholders of Hartwell that have elected to have their dividends and/or distributions reinvested will have dividends and/or distributions received from Evergreen Aggressive reinvested in shares of Evergreen Aggressive. Shareholders of Hartwell that have elected to receive dividends and/or distributions in cash will receive dividends and/or distributions from the Evergreen Aggressive in cash after the Reorganization, although they may, after the Reorganization, elect to have such dividends and/or distributions reinvested in additional shares of Evergreen Aggressive.

   Each Fund has qualified and intends to continue to qualify to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). While so qualified, so long as each Fund distributes all of its investment company taxable income and any net realized gains to shareholders, it is expected that a Fund will not be required to pay any federal income taxes on the amounts so distributed. A 4% nondeductible excise tax will be imposed on amounts not distributed if a Fund does not meet certain distribution requirements by the end of each calendar year. Each Fund anticipates meeting such distribution requirements.


                                      RISKS

     Since the investment objectives and policies of each Fund are substantially comparable, the risks involved in investing in each Fund's shares are similar. There is no assurance that investment performances will be positive and that the Funds will meet their investment objectives. Securities of lesser-known, relatively small and special situation companies tend to be speculative and volatile. Therefore, the net asset value of each Fund's shares may vary significantly. There is no assurance that investment performance will be positive and that the Funds will meet their investment objectives. See additional discussions of risks in Sections entitled "Comparison of Investment Objectives and Policies--Investment Objective".

Investment in Small Companies - Evergreen Agressive. Evergreen Agressive may make investments in securities of little-known, relatively small and special situation companies. Such invesmtnes may tend to be speculative and volatile. A lack of management depth in such companies could increase the risks associated with the loss of key personnel. Also, the material and financial resources of such companies may be limited, with the consequence that funds or external financing necessary for growth may be unavailable. Such companies may also be involved in the development or marketing of new products or services for which there are no established markets. If projected markets do not materialize or only regional markets develop, such companies may be adversely affected or be subject to the consequences of local events. Moreover, such companies may be insignificant factors in their industries and may become subject to intense competition from larger companies. Securities of companies in which the Funds may invest will frequently be traded only in the over-the-counter market or on regional stock exchanges and will often be closely held. Securities of this type may have limited liquidity and be subject to wide price fluctuations. As a result of the risk factors described above, the net asset value of each Fund's shares can be expected to vary significantly. Accordingly, each Fund should not be considered suitable for investors who are unable or unwilling to assume the associated risks, nor should investment in the Funds be considered a balanced or complete investment program.


                         REASONS FOR THE REORGANIZATION

     At a regular meeting held on March 12, 1997, the Board of Directors of the Hartwell considered and approved the Reorganization as in the best interests of the Fund and its shareholders and determined that the interests of the existing shareholders of Hartwell will not be diluted as a result of the transactions contemplated by the Reorganization.

     In approving the Plan, the Directors reviewed various factors about the Funds and the proposed Reorganization. There are substantial similarities between Evergreen Aggressive and Hartwell. Specifically, Evergreen Aggressive and Hartwell have substantially similar investment objectives and policies, and comparable risk profiles. See "Comparison of Investment Objectives and Policies" below. At the same time, the Board of Directors evaluated the potential economies of scale associated with larger mutual funds and concluded that operational efficiencies may be achieved upon a reorganization with another Evergreen Keystone mutual fund with a greater level of assets. As of February 28, 1997, Evergreen Agressive's assets were approximately $158 million and Hartwell's assets were approximately $83 million.

     In addition, assuming that an alternative to the Reorganization would be to propose that Hartwell continue its existence, Hartwell would be offered through common distribution channels with the substantially identical Evergreen Aggressive. Hartwell would also have to bear the cost of maintaining its separate existence. Keystone and FUNB believe that the prospect of dividing the resources of the Evergreen Keystone mutual fund organization between two substantially identical funds could result in Hartwell being disadvantaged due to an inability to achieve optimum size, performance levels and the greatest possible economies of scale. Accordingly, for the reasons noted above and recognizing that there can be no assurance that any economies of scale or other benefits will be realized, both Keystone and FUNB believe that the proposed Reorganization would be in the best interest of each Fund and its shareholders.

     The Board of Directors of Hartwell met and considered the recommendation of Keystone and FUNB, and, in addition, considered among other things, (i) the terms and conditions of the Reorganization; (ii) whether the Reorganization would result in the dilution of shareholder interests; (iii) expense ratios, fees and expenses of Hartwell and Evergreen Aggressive; (iv) the comparative performance records of each of the Funds; (v) compatibility of their investment objectives and policies; (vi) service features available to shareholders in the respective funds; (vii) the investment experience, expertise and resources of FUNB; (viii) the fact that FUNB will bear the expenses incurred by Hartwell in connection with the Reorganization; (ix) the fact that the Evergreen Aggressive will assume [certain stated] liabilities of the Hartwell; and (x) the expected federal income tax consequences of the Reorganization.

     The Directors also considered the benefits to be derived by shareholders of Hartwell from the sale of its assets to Evergreen Aggressive. In this regard, the Directors considered the potential benefits of being associated with a larger entity and the economies of scale that could be realized by the participation by shareholders of Hartwell in the combined fund. In addition, the Directors considered that there are alternatives available to shareholders of Hartwell, including the ability to redeem their shares, as well as the option to vote against the Reorganization.

     During their consideration of the Reorganization, the Directors met with counsel to the Fund and the Independent Directors regarding the legal issues involved. The Trustees of Evergreen Aggressive also concluded at a regular meeting on March 11, 1997 that the proposed Reorganization would be in the best interests of shareholders of Evergreen Aggressive and that the interests of the shareholders of Evergreen Aggressive will not be diluted as a result of the transactions contemplated by the Reorganization.

  THE DIRECTORS OF HARTWELL RECOMMEND THAT THE SHAREHOLDERS OF HARTWELL APPROVE
                          THE PROPOSED REORGANIZATION.

AGREEMENT AND PLAN OF REORGANIZATION

   The following summary is qualified in its entirety by reference to the Plan (Exhibit A hereto).

     The Plan provides that Evergreen Aggressive will acquire all of the assets of Hartwell in exchange for shares of Evergreen Aggressive and the assumption by Evergreen Aggressive of [certain stated] liabilities of Hartwell on or about July 18, 1997 or such other date as may be agreed upon by the parties (the "Closing Date"). Prior to the Closing Date, Hartwell will endeavor to discharge all of its known liabilities and obligations. Evergreen Aggressive will not assume any liabilities or obligations of Hartwell other than those reflected in an unaudited statement of assets and liabilities of Hartwell prepared as of the close of regular trading on the NYSE, currently 4:00 p.m. Eastern time, on the business day immediately prior to the Closing Date and certain indemnification obligations. The number of full and fractional shares of each Class of Evergreen Aggressive to be received by the shareholders of Hartwell will be determined by dividing the value of the assets of Hartwell to be acquired by the ratio of the net asset value per share of each respective Class of Evergreen Aggressive and each Class of Hartwell, computed as of the close of regular trading on the NYSE on the business day immediately prior to the Closing Date. The net asset value per share of each Class will be determined by dividing assets, less liabilities, in each case attributable to the respective Class, by the total number of outstanding shares.

   State Street Bank and Trust Company, the custodian for both Funds, will compute the value of the Funds' respective portfolio securities. The method of valuation employed will be consistent with the procedures set forth in the Prospectus and Statement of Additional Information of Evergreen Aggressive, Rule 22c-1 under the 1940 Act, and with the interpretations of such rule by the SEC's Division of Investment Management.

   At or prior to the Closing Date, Hartwell shall have declared a dividend or dividends and distribution or distributions which, together with all previous dividends and distributions, shall have the effect of distributing to Hartwell's shareholders (in shares of the Hartwell, or in cash, as the shareholder has previously elected) all of Hartwell's investment company taxable income for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable years ending on or prior to the Closing Date (after reductions for any capital loss carry forward).

     As soon after the Closing Date as conveniently practicable, Hartwell will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional Corresponding Shares of Evergreen Aggressive received by Hartwell. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of Hartwell's shareholders on the share records of Evergreen Aggressive's transfer agent. Each account will represent the respective pro rata number of full and fractional Corresponding Shares of Evergreen Aggressive due to Hartwell's shareholders. All issued and outstanding shares of the Hartwell, including those represented by certificates, will be canceled. Evergreen Aggressive does not issue share certificates to shareholders. The shares of Evergreen Aggressive to be issued will have no preemptive or conversion rights. After such distribution and the winding up of its affairs, Hartwell will be terminated. In connection with such termination, Hartwell will file with the SEC an application for deregistration as a registered investment company.

     The consummation of the Reorganization is subject to the conditions set forth in the Plan, including approval by Hartwell's shareholders, accuracy of various representations and warranties and receipt of opinions of counsel, including opinions with respect to those matters referred to in "Federal Income Tax Consequences" below. Notwithstanding approval of Hartwell's shareholders, the Plan may be terminated (a) by the mutual agreement of Hartwell and Evergreen Aggressive; or (b) at or prior to the Closing Date by either party (i) because of a breach by the other party of any representation, warranty, or agreement contained therein to be performed at or prior to the Closing Date if not cured within 30 days, or (ii) because a condition to the obligation of the terminating party has not been met and it reasonably appears that it cannot be met.

     The expenses of Hartwell in connection with the Reorganization (including the cost of any proxy soliciting agents) and the expenses of Evergreen
Aggressive will be borne by FUNB whether or not the Reorganization is consummated.

     If the Reorganization is not approved by shareholders of Hartwell, the Board of Directors of Hartwell will consider other possible courses of action in the best interests of shareholders.

FEDERAL INCOME TAX CONSEQUENCES

   The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Code. As a condition to the closing of the Reorganization, Hartwell will receive an opinion of counsel to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

     (1) The transfer of all of the assets of Hartwell solely in exchange for shares of Evergreen Aggressive and the assumption by Evergreen Aggressive of certain stated liabilities, followed by the distribution of Evergreen Aggressive's shares by Hartwell in dissolution and liquidation of Hartwell, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) of the Code, and Evergreen Aggressive and Hartwell will each be a "party to a reorganization" within the meaning of section 368(b) of the Code;

     (2) No gain or loss will be recognized by Hartwell on the transfer of all of its assets to Evergreen Aggressive solely in exchange for Evergreen Aggressive's shares and the assumption by the Evergreen Aggressive of certain stated liabilities of Hartwell or upon the distribution of Evergreen Aggressive's shares to Hartwell's shareholders in exchange for their shares of the Hartwell;

     (3) The tax basis of the assets transferred will be the same to the Evergreen Aggressive as the tax basis of such assets to Hartwell immediately prior to the Reorganization, and the holding period of such assets in the hands of Evergreen Aggressive will include the period during which the assets were held by Hartwell;

     (4) No gain or loss will be recognized by Evergreen Aggressive upon the receipt of the assets from Hartwell solely in exchange for the shares of Evergreen Aggressive and the assumption by Evergreen Aggressive of certain stated liabilities of Hartwell;

     (5) No gain or loss will be recognized by Hartwell's shareholders upon the issuance of the shares of Evergreen Aggressive to them, provided they receive solely such shares (including fractional shares) in exchange for their shares of Hartwell; and

    (6) The aggregate tax basis of the shares of Evergreen Aggressive, including any fractional shares, received by each of the shareholders of Hartwell pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of Hartwell held by such shareholder immediately prior to the Reorganization, and the holding period of the shares of Evergreen Aggressive, including fractional shares, received by each such shareholder will include the period during which the shares of Hartwell exchanged therefor were held by such shareholder (provided that the shares of Hartwell were held as a capital asset on the date of the Reorganization).

     Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, each Hartwell shareholder would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her Hartwell shares and the fair market value of Evergreen Aggressive shares he or she received. Shareholders of Hartwell should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion relates only to the federal income tax consequences of the Reorganization, shareholders of Hartwell should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

   It is not anticipated that the securities of the combined portfolio will be sold in significant amounts in order to comply with the policies and investment practices of Evergreen Aggressive.

PRO FORMA CAPITALIZATION

     The following table sets forth the capitalization of Evergreen Aggressive and Hartwell as of February 28, 1997 and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately 1.24, 1.20, and 1.22 Class A, Class B and Class C shares, respectively, of Evergreen Aggressive issued for each Class A, Class B and Class C share, respectively, of Hartwell.


  CAPITALIZATION OF EVERGREEN AGGRESSIVE AND HARTWELL

                              Evergreen                          Combined After
                              Aggressive          Hartwell       Reorganization
                              -----------------  -------------   --------------
    Net Assets (in 000's)


         Class A              $89,417             $74,867        $164,284
         Class B              $27,949             $ 6,188        $ 34,137
         Class C              $ 1,708             $ 1,994        $  3,702
         Class Y              $39,106                --          $ 39,106


   Net Asset Value Per Share

         Class A              $19.89              $24.66         $19.89
         Class B              $19.68              $23.73         $19.68
         Class C              $19.65              $23.88         $19.65
         Class Y              $19.94                -            $19.94

    Shares Outstanding
         Class A              4,495,366          3,035,812     8,259,434
         Class B              1,420,454            260,748     1,734,864
         Class C                 86,924             83,494       188,395
         Class Y              1,960,833             --         1,960,833



   The table set forth above should not be relied on to reflect the number of shares to be received by Hartwell shareholders in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.

SHAREHOLDER INFORMATION

   As of May 12, 1997 (the "Record Date"), there were the following number of each Class of shares of beneficial interest of Hartwell and Evergreen Aggressive outstanding:

Class of Shares          Evergreen                Hartwell
                         Agressive
--------------------     ---------------------    ------------------------
  Class A
  Class B
  Class C
  Class Y
  All Classes

     As of the Record Date, the officers and Directors of Hartwell beneficially owned as a group less than 1% of the outstanding shares of the Hartwell. To Hartwell's knowledge, the following persons owned beneficially or of record more than 5% of Hartwell's total outstanding shares as of the Record Date:


                [ insert table ]


     As of the Record Date, the officers and Trustees of Evergreen Aggressive beneficially owned as a group less than 1% of the outstanding shares of Evergreen Aggressive. To Evergreen Aggressive's knowledge, the following persons owned beneficially or of record more than 5% of Evergreen Aggressive's total outstanding shares as of the Record Date:

                                                                   Percentage of
                                      Number           Percentage  Total Shares
 Name and Address                     Class of Shares  of Class    Outstanding

Charles Schwab & Co. Inc.                A
  101 Montgomery Street
  San Francisco, CA 94104-4122

Charles Schwab & Co. Inc.                Y
  101 Montgomery Street
  San Francisco, CA 94104-4122

First Union National Bank/EB             Y
  Reinvest Account
  Attn: Trust Operations Fund Group
  401 S. Tryon Street
  3rd Floor, CMG 1151
  Charlotte, NC 28202-1911

Mac & Co.                                Y
  c/o Lieber & Co.
  A/C 195-6432
  c/o Mellon Bank NA
  Mutual Funds
  P.O.Box 320
  Pittsburgh, PA 15230-0320


                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

     The following discussion compares the investment objectives, policies and restrictions of Hartwell and Evergreen Aggressive. This discussion is based upon and qualified in its entirety by the respective investment objectives, policies and restrictions stated in the respective Prospectuses and Statements of Additional Information of the Funds. The Investment objectives and policies and restrictions of Evergreen Aggressive can be found in the Prospectus of Evergreen Agressive under the caption "Investment Objectives and Policies." Evergreen Aggressive's Prospectus also offers additional funds advised by FUNB affiliates. These additional funds are not involved in the Reorganization and their investment objectives, policies and restrictions are not disclosed in this Prospectus/Proxy Statement and their shares are not offered hereby. The investment objectives, policies and restrictions of Hartwell Prospectus of Hartwell under the caption "Investment Objectives and Policies."

     INVESTMENT OBJECTIVE. The investment objective of both Funds' is to achieve long-term capital appreciation by investing primarily in common stocks of emerging growth companies and larger, more well established companies, all of which are viewed by each Fund's adviser as having above-average appreciation potential. Under normal circumstances each Fund intends to invest at least 65% of its net assets in common stocks and securities convertible into common stocks. Under favorable conditions Hartwell's investment in such securities may exceed 90% of its net assets. The investment adviser of each Fund considers an emerging growth company to be one which is still in the developmental stage, yet has demonstrated, or is expected to achieve, growth of earnings over various major business cycles. Important qualities of any emerging growth company include sound management and a good product with growing market opportunities. Consistent with its investment objective, each Fund may invest in equity securities of seasoned, established companies which its investment adviser believes have above average appreciation potential similar to that of companies in the developmental stage. This may be due, for example, to management change, new technology, new product or service developments, changes in demand, or to other factors. Investments in stocks of emerging growth companies may involve special risks. Securities of lesser-known, relatively small and special situation companies tend to be speculative and volatile. Therefore, the current net asset value of each Fund's shares may vary significantly. Accordingly, both Funds should not be considered suitable for investors who are unable or unwilling to assume the risks of loss inherent in such a program, nor should investment in either Fund be considered a balanced or complete investment program.

     Hartwell's objective is not fundamental and may be changed without the vote of a majority of the Fund's outstanding shares (as defined in the Investment Company Act of 1940 ("1940 Act"). Hartwell seeks to achieve its objective through a program based on substantially full investment in equity securities of companies in a relatively early stage of development that are principally traded in the over-the-counter ("OTC") market (emerging growth companies). Such emerging growth companies are small to medium-sized companies (generally under $500 million in market capitalization) that the Fund's adviser and sub- advisor believe have strong potential for (1) earnings growth over time that is well above the growth rate of the economy and (2) becoming more widely recognized as growth companies.

     The investment objective of Evergreen Aggressive is fundamental and may not be changed without the vote of a majority of the Fund's outstanding shares. The Fund's investment adviser considers an emerging growth company to be one which is still in the developmental stage, yet has demonstrated, or is expected to achieve, growth of earnings over various major business cycles.

     While it is anticipated that equity securities will constitute all or most of the investment portfolio of each Fund, the Funds may also invest in convertible preferred stocks and debt securities when it appears desirable in light of the Fund's objective.

     Up to 10% of the value of Hartwell's net assets may be invested in securities of companies with an operating history of less than three years (unseasoned companies). Evergreen Agressive has a similar policy, but permits up to 15% of its assets to be so invested.

     Hartwell may also invest in foreign securities and American Depository Receipts whose underlying securities are issued by issuers located in developed countries as well as emerging markets countries. Evergreen Agressive does not have such a policy.

     When, in the judgment of each Fund's adviser, a defensive or conservative posture is appropriate, each Fund may hold a portion of its assets in short-term U.S. Government obligations, cash or cash equivalents.

     Each Fund may invest in restricted securities, including securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (the "1933 Act"). The Trustees or Directors of each Fund have adopted guidelines and procedures pursuant to which the liquidity of the Fund's Rule 144A securities is determined. Evergreen Agressive has a policy of limiting investments in Rule 144A securities to 15% of net assets, while Hartwell has no stated limitation.

     Each Fund may enter into repurchase agreements for the purpose of investing cash balances held by the Fund.

     The characteristics of each investment policy and the associated risks are described in the Prospectus and Statement of Additional Information of each Fund. Both Evergreen Aggressive and Hartwell have other investment policies and restrictions which are also set forth in the Prospectus and Statement of Additional Information of each Fund.


                 COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

FORM OF ORGANIZATION

     Hartwell and Evergreen Trust are open-end management investment companies registered with the SEC under the 1940 Act, which continuously offer shares to the public. Evergreen Trust is organized as a Massachusetts business trust and is governed by a Declaration of Trust, By-Laws and Board of Trustees. Evergreen Trust is also governed by applicable Massachusetts and Federal law. Evergreen Aggressive is a series of Evergreen Trust.

     Hartwell was incorporated in New York on April 8, 1968 and began operations on September 10, 1968. Hartwell is governed by a Certificate of Incorporation and By-Laws and Board of Directors. Hartwell is also governed by applicable New York and Federal law.

CAPITALIZATION

     The beneficial interests in Evergreen Aggressive are represented by an unlimited number of transferable shares of beneficial interest with a $.001 par value per share. The beneficial interests in Hartwell are represented by 250,000,000 shares of Common Stock consisting of: 30,000,000 shares of Class A, par value One Dollar ($1.00) per share; 30,000,000 shares of Class B, par value One Dollar ($1.00) per share; 30,000,000 shares of Class C, par value One Dollar ($1.00) per share; 30,000,000 shares of Class E, par value One Dollar ($1.00) per share, 100,000, 000 Class D, par value are dollar ($1.00) per share and 30,000,000 Class F, par value one dollar ($1.00) per share.

     The Declaration of Trust under which Evergreen Aggressive has been established permits the Trustees to allocate shares into an unlimited number of series, and classes thereof, with rights determined by the Trustees, all without shareholder approval. Fractional shares may be issued.

     Each Fund's shares have equal voting rights with respect to matters affecting shareholders of all classes of each Fund, and in the case of Evergreen Aggressive, each series of the Evergreen Trust, and represent equal proportionate interests in the assets belonging to the Funds. Shareholders of each Fund are entitled to receive dividends and other amounts as determined by Hartwell's Directors or Evergreen Trust's Trustees. Shareholders of each Fund vote separately, by class, as to matters, such as approval or amendments of Rule 12b-1 distribution plans that affect only their particular class and, in the case of Evergreen Aggressive, which is a series of Evergreen Trust, by series as to matters, such as approval or amendments of investment advisory agreements or proposed reorganizations, that affect only their particular series.

SHAREHOLDER LIABILITY

     Under Massachusetts law, shareholders of a business trust could, under certain circumstances, be held personally liable for the obligations of the business trust. However, the Declaration of Trust under which Evergreen Aggressive is established disclaim shareholder liability for acts or obligations of the series and require that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. The Declaration of Trust of the Evergreen Trust provides for indemnification out of the series' property for all losses and expenses of any shareholder held personally liable for the obligations of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the series or the trust itself would be unable to meet its obligations. A substantial number of mutual funds in the United States are organized as Massachusetts business trusts. A stockholder in a corporation suchg as Hartwell does not have this potential liability.

SHAREHOLDER MEETINGS AND VOTING RIGHTs

     Evergreen Trust, on behalf of the Evergreen Aggressive or any of its other series, is not required to hold annual meetings of shareholders. However, a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee must be called when requested in writing by the holders of at least 10% of the outstanding shares. In addition, each is required to call a meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of the Trustees then holding office were elected by shareholders. Evergreen Trust currently does not intend to hold regular shareholder meetings. Evergreen Trust does not permit cumulative voting. A majority of shares outstanding and entitled to vote on a matter constitutes a quorum for consideration of such matter. In either case, a majority of the shares voting is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act).

     Under New York Law Hartwell is required to hold annual meetings of shareholders.

LIQUIDATION OR DISSOLUTION

     In the event of the liquidation of either Fund the shareholders are entitled to receive, when, and as declared by the Trustees, the excess of the assets belonging to such Fund or attributable to the class over the liabilities belonging to the Fund or attributable to the class. In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of the Fund held by them and recorded on the books of the Fund.

LIABILITY AND INDEMNIFICATION OF TRUSTEES OR DIRECTORS

     The Declaration of Trust of the Evergreen Trust provides that no Trustee or officer shall be liable to the Fund or to any shareholder, Trustee, officer, employee or agent of the Fund for any action or failure to act except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties. The By-laws of Evergreen Trust provide that present and former Trustees or officers are generally entitled to indemnification against liabilities and expenses with respect to claims related to their position with the Fund unless, in the case of any liability to the Fund or its shareholders, it shall have been determined that such Trustee or officer is liable by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties involved in the conduct of his or her office.

     The Certificate of Incorporation of Hartwell provides that a Director will not be liable for errors of judgment or mistake of fact or law, but nothing in the Certificate of Incorporation protects a Director against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties involved in the conduct of his office. The Certificate of Incorporation provides that a Director or officer is entitled to indemnification against liabilities and expenses with respect to claims related to his or her position with Hartwell, unless such Director or officer shall have been adjudicated to have acted with bad faith, willful misfeasance, or gross negligence, or in reckless disregard of his or her duties, or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of Hartwell, or, in the event of settlement, unless there has been a determination that such Director or officer has not engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of his or her duties.

RIGHTS OF INSPECTION

     Shareholders of Evergreen Aggressive have the same right to inspect in Massachusetts the governing documents, records of meetings of shareholders, shareholder lists, share transfer records, accounts and books of the Fund as are permitted shareholders of a corporation under the Massachusetts corporation law. Shareholders of Hartwell have rights under New York law to inspect the governing documents, records of meetings of shareholders, shareholder lists, share transfer records, accounts and books of the Fund. The purpose of inspection for Evergreen Aggressive and Hartwell must be for interests of shareholders relative to the affairs of the Fund.

     The foregoing is only a summary of certain characteristics of the operations of the Declaration of Trust of Evergreen Trust, the Certificate of Incorporation of Hartwell, the By-Laws of each and New York and Massachusetts law and is not a complete description of those documents or law. Shareholders should refer to the provisions of such respective Declaration of Trust, Certificate of Incorporation, By-Laws, New York and Massachusetts law directly for more complete information.

                             ADDITIONAL INFORMATION

     Evergreen Aggressive. Information concerning the operation and management of the Evergreen Aggressive is incorporated herein by reference from the Prospectus dated December 1, 1996, a copy of which is enclosed, and Statement of Additional Information dated December 1, 1996. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Evergreen Aggressive, at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-807-2940.

     Hartwell. Information about Hartwell is included in its current Prospectus dated December 10, 1996, as supplemented January 1, 1997, and in the Statement of Additional Information of the same date that have been filed with the SEC, all of which are incorporated herein by reference. Copies of the Prospectus, Statement of Additional Information, and the Fund's Annual Report dated September 30, 1996, are available upon request and without charge by writing to the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

     Evergreen Trust and Hartwell are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports and other information including proxy material, and charter documents with the SEC. These items can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048.


                    VOTING INFORMATION CONCERNING THE MEETING

     This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of Hartwell to be used at the Special Meeting of Shareholders to be held at 3:00 p.m., June 30, 1997, at the offices of Hartwell, 200 Berkeley Street, Boston, Massachusetts 02116 and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders on or about May 18, 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. Proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote or (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but will have no effect on the outcome of the vote to approve the Plan. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Keystone America Hartwell Emerging Growth Fund Inc., 200 Berkeley Street, Boston, Massachusetts 02116. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.


     Approval of the Plan will require the affirmative vote of a majority of the shares present and entitled to vote, with all classes voting together as a single class. Each full share outstanding is entitled to one vote and each fractional share outstanding is entitled to a proportionate share of one vote. The presence of the holders of one-third of the shares entitled to vote at the meeting will constitute a quorum for the purpose of acting on approval of the Plan.

     Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal solicitations conducted by officers and employees of FUNB or Keystone, their affiliates or other representatives of Hartwell (who will not be paid for their solicitation activities). Corporate Investors Communications, Inc. ("CIC") has been engaged by Hartwell to assist in soliciting proxies, and may contact certain shareholders of Hartwell over the telephone. Shareholders that are contacted by CIC may be asked to cast their vote by telephonic proxy. Such proxies will be recorded in accordance with the procedures set forth below. Hartwell believes these procedures are reasonably designed to ensure that the identity of the shareholder casting the vote is accurately determined and that the voting instructions of the shareholder are accurately reflected. Hartwell has received an opinion of Sullivan & Worcester LLP that addresses the validity, under the applicable law of the State of New York of a proxy given orally. The opinion concludes that a New York court would find that there is no New York law public policy against the acceptance of proxies signed by an orally-authorized agent.

   In all cases where a telephonic proxy is solicited, the CIC representative will ask you for your full name, address, social security or employer identification number, title (if you are authorized to act on behalf of an entity, such as a corporation), and number of shares owned. If the information solicited agrees with the information provided to CIC by the transfer agent to Hartwell, then the CIC representative will explain the process, read the proposals listed on the proxy card and ask for your instructions on each proposal. The CIC representative, although he or she will answer questions about the process, will not recommend to the shareholder how he or she should vote, other than to read any recommendations set forth in the proxy statement. Within 72 hours, CIC will send you a letter or mailgram to confirm your vote and ask you to call immediately if your instructions are not correctly reflected in the confirmation.

   It is expected that the cost of retaining CIC to assist in the proxy solicitation process will not exceed $[________], which cost will be borne by FUNB.

   If you wish to participate in the Meeting, but do not wish to give your proxy by telephone, you may still submit the proxy card included with this Prospectus/Proxy Statement or attend in person. Any proxy given by you, whether in writing or by telephone, is revocable.

   In the event that sufficient votes to approve the Reorganization are not received by June 30, 1997, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation.

Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

     A shareholder who objects to the proposed Reorganization will not be entitled under either New York law or the Certificate of Incorporation of Hartwell to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Reorganization as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Reorganization is consummated, shareholders will be free to redeem the shares of Evergreen Aggressive which they receive in the transaction at their then-current net asset value subject to any applicable CDSC. Shares of Hartwell may be redeemed at any time prior to the consummation of the Reorganization. Hartwell shareholders may wish to consult their tax advisers as to any differing consequences of redeeming Hartwell shares prior to the Reorganization or exchanging such shares in the Reorganization.

     If the Reorganization is not approved, shareholders wishing to submit proposals for consideration for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of Hartwell at the address set forth on the cover of this Prospectus/Proxy Statement such that they will be received by Hartwell in a reasonable period of time prior to any such meeting.

   The votes of the shareholders of the Evergreen Aggressive are not being solicited by this Prospectus/Proxy Statement and are not required to carry out the Reorganization.

   NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise Hartwell whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this Prospectus/Proxy Statement needed to supply copies to the beneficial owners of the respective shares.


                        FINANCIAL STATEMENTS AND EXPERTS

     The financial statements of Hartwell as of September 30, 1996 and the financial highlights for the periods indicated therein have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of the Evergreen Aggressive as of September 30, 1996 and the financial highlights for the periods indicated therein have been incorporated by reference into or included in this Prospectus/Proxy Statement in reliance on the report of Price Waterhouse LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.


                                  LEGAL MATTERS

     Certain legal matters concerning the issuance of shares of the Evergreen Aggressive will be passed upon by Sullivan & Worcester LLP, Washington, D.C.

                                 OTHER BUSINESS

     The Directors of Hartwell do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

     THE BOARD OF DIRECTORS OF HARTWELL, INCLUDING THE INDEPENDENT TRUSTEES,
        RECOMMENDS APPROVAL OF THE PLAN AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.


May 16, 1997

                                                                 EXHIBIT A


                      AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this day of , 1997, by and between Evergreen Trust, a Massachusetts business trust, with its principal place of business at 2500 Westchester Avenue, Purchase, New York 10577, with respect to its Evergreen Aggressive Growth Fund series (the "Acquiring Fund"), and Keystone America Hartwell Emerging Growth Fund, Inc. a New York corporation, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Selling Fund").

This Agreement is intended to be, and is adopted as a plan of reorganization and liquidation within the meaning of Section 368 (a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for Class A, Class B and Class C shares of beneficial interest, $.001 par value per share, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of [certain stated] liabilities of the Selling Fund; (iii) and the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

WHEREAS, the Selling Fund and the Acquiring Fund are a registered investment company and a separate investment series of an open-end, registered investment company of the management type, respectively, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

WHEREAS, both the acquiring Fund and the Sell are authorized to issue their shares of beneficial interest and shares of common stock, respectively;

WHEREAS, the Trustees of the Evergreen Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of [certain stated] liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of the transactions contemplated herein;

WHEREAS,  the Directors of Keystone America Hartwell  Emerging Growth Fund,
Inc. have determined that the Selling Fund should exchange all of its assets and [certain stated] liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the transactions contemplated herein;

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

          ARTICLE I TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND
                 LIABILITIES AND LIQUIDATION OF THE SELLING FUND

1.1 THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of the corresponding class of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume [certain stated] liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

1.2 ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses. The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

1.3 LIABILITIES TO BE ASSUMED. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. [The acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalfof the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, other than the obligation to idemnify the Directors and officers of the Selling Fun to the extent provided in the Selling Fund's Certificate of Incorporation dated [April 8, 1968], as amended and By-Laws all of which shall remain the obligation of the Selling Fund.

In addition Acquiring Fund hereby agrees that, upon completion of the Reorganization, the calculation of the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830, which limit the aggregate of all front-end, deferred and asset-based sales charges imposed with respect to a class of shares by a mutual fund that also charges a service fee to 6.25% of cumulative gross sales of shares of all classes of the fund, plus interest on the unpaid amount at the prime rate plus 1% per annum ("Aggregate NASD Cap"), the Acquiring Fund will add to its existing Aggregate NASD Cap the Aggregate NASD Cap of the Selling Fund existing immediately prior to the Reorganization.

1.4 LIQUIDATION AND DISTRIBUTION. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be cancelled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

1.5 OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

1.6 TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.7 REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

1.8 TERMINATION. The Selling Fund shall be terminated promptly following the Closing Date and the making of all distributions pursuant to paragraph 1.4.


                                   ARTICLE II

                                    VALUATION

2.1 VALUATION OF ASSETS. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Evergreen Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

2.2 VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Evergreen Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

2.3 SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

2.4 DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.


                                   ARTICLE III

                            CLOSING AND CLOSING DATE

3.1 CLOSING DATE. The Closing (the "Closing") shall take place on or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. at the offices of Keystone Investment Management Company, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

3.2 CUSTODIAN'S CERTIFICATE. State Street Bank and Trust Company, as custodian for the Selling Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable Federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

3.3 EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

3.4 TRANSFER AGENT'S CERTIFICATE. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Selling Fund, or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

                  ARTICLE IV

             REPRESENTATIONS AND WARRANTIES

4.1 REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

(a) The Selling Fund is the sole investment series of a New York corporation duly organized, validly existing, and in good standing under the laws of the State of New York.

(b) The Selling Fund is the sole investment series of a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

(c) The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not, result in a violation of any provision of the Selling Fund's Certificate of Incorporation or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

(e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

(f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

(g) The financial statements of the Selling Fund at September 30, 1996 have been audited by KPMG Peat Marwick LLP, certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.


(h) Since September 30, 1996, there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

(i) At the Closing Date, all Federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all Federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

(j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

(k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund. All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

(l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

(m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

(n) The information to be furnished by the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto.

(o) The proxy statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

4.2 REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

(a) The Acquiring Fund is a separate investment series of a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts.

(b) The Acquiring Fund is a separate investment series of a Massachusetts business trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not, result in a violation of Evergreen
     Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

(e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

(f) The financial statements of the Acquiring Fund at September 30, 1996 have been audited by Price Waterhouse LLP, certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Selling Fund) fairly reflect the financial condition of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein.

(g) Since September 30, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

(h) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all Federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

(i) For each fiscal year of its operation the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

(j) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except that, under Massachusetts law, shareholders of the Acquiring Fund could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund). The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

(k) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

(l) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable (except that, under Massachusetts law, shareholders of the Acquiring Fund could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund).

(m) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto.

(n) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund ) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

(o) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.


                                    ARTICLE V

              COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

5. 1 OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It being understood that such ordinary course of business will include customary dividends and distributions.

5.2 APPROVAL OF SHAREHOLDERS. Keytone America Hartwell Emerging Growth Fund, Inc. will call a meeting of the Selling Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

5.3 INVESTMENT REPRESENTATION. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

5.5 FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

5.6 STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for Federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be certified by the Keystone Balanced Fund II's President, its Treasurer, and its independent auditors.

5.7 PREPARATION OF FORM N-14 REGISTRATION STATEMENT. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.


                                   ARTICLE VI

             CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

     The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by Evergreen Trust's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

(a) The Acquiring Fund is a separate investment series of a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

(b) The Acquiring Fund is a separate investment series of a Massachusetts business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

(d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable (except that, under Massachusetts law, shareholders of the Acquiring Fund could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund), and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

(e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Massachusetts is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.


                                   ARTICLE VII

            CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

     The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by its Treasurer.

7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

(a) The Selling Fund is the sole investment series of a New York Corporation duly organized, validly existing and in good standing under the laws of The State of New York and has the power to own all of its properties and assets and to carry on its business as presently conducted.

(b) The Selling Fund is the sole investment series of a New York corporation duly organized, validly existing, and in good standing under the laws of The State of New York registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

(d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The State of New York is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.


                 ARTICLE VIII

          FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                         FUND AND THE SELLING FUND

     If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of the Selling Fund's Certificate of Incorporation and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

8.3 All required consents of other parties and all other consents, orders, and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such Federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carryforward).

8.6 The parties shall have received a favorable opinion of Sullivan & Worcester LLP, addressed to the Acquiring Fund and the Selling Fund substantially to the effect that for Federal income tax purposes:

(a) The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of [certain stated] liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

(b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of [certain stated] liabilities of the Selling Fund.

(c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of [certain stated] liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

(d) No gain or loss will be recognized by Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

(e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

(f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

     Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

8.7 The Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that

(a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

(b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Selling Fund responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

(c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

(d) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma financial statements that are included in the Registration Statement and Prospectus and Proxy Statement were prepared based on the valuation of the Selling Fund's assets in accordance with the Evergreen Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information pursuant to procedures customarily utilized by the Acquiring Fund in valuing its own assets; and

(e)  on the basis of limited  procedures  agreed upon by the Acquiring  Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

     In addition, the Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

8.8 The Selling Fund shall have received from Price Waterhouse LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that

(a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

(b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Evergreen Trust responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

(c) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

(d) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Acquiring Fund or to written estimates by each Fund's management and were found to be mathematically correct.

8.9 The Acquiring Fund and the Selling Fund shall also have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the Federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of substantially all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.


                                   ARTICLE IX

                                    EXPENSES

9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank of North Carolina. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation cost of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own Federal and state registration fees.


                                    ARTICLE X

                    ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.


                                   ARTICLE XI

                                   TERMINATION

11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because

(a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

(b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, Evergreen Trust, Keystone America Hartwell Emerging Growth Fund, Inc. or their respective Directors, Trustees or officers, to the other party or its Trustees or officers.


                                   ARTICLE XII

                                   AMENDMENTS

     This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by Keystone America Hartwell Emerging Growth Fund, Inc. pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

                                  ARTICLE XIII

               HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

13.3 This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     13.5 It is expressly agreed that the obligations of the Acquiring Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of Evergreen Trust , personally, but bind only the trust property of the Acquiring Fund, as provided in the Declaration of Trust of Evergreen Trust.

The execution and delivery of this Agreement have been authorized by the Directors of Keystone Amnerica Hartwell Emerging Growth Fund, Inc. on behalf of the Selling Fund, and the Trustees of Evergreen Trust on behalf of the Acquiring Fund and signed by authorized officers of Keystone America Hartwell Emerging Growth Fund, Inc. and the Evergreen Trust, acting as such, and, in the case of Evergreen Trust, neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Evergreen Trust as provided in its Declaration of Trust.

    IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.




                     EVERGREEN  TRUST
                     ON BEHALF OF EVERGREEN AGGRESSIVE
                     GROWTH FUND

                     By:

                     Name:

                     Title:



                     Keystone America Hartwell Emerging Growth Fund, Inc.

                     By:

                     Name:

                     Title:

*******************************************************************************

                                                                 EXHIBIT B

     Set forth below are the Financial Highlights for each Class of Shares offered by Evergreen Aggressive, as well as the Management Discussion and Analysis of the results of the Fund for the period ended September 30, 1996.

                        EVERGREEN AGGRESSIVE GROWTH FUND

(Photo of beakers appears here)

           The Fund's Class A shares are subject to a 4.75% front end sales charge, which is not reflected in the performance figures above. The Fund's one-, three-, five- and ten-year average annual returns as of September 30, 1996, for its Class A shares with the maximum 4.75% front-end sales charge were 19.7%,13.7%, 17.5% and 14.8%, respectively. (For additional performance information, please see page 22.)

ECONOMIC AND INVESTMENT BACKGROUND
   The economic background during the past year has been generally favorable for your Fund, with somewhat stronger than expected economic growth and somewhat less than expected inflation. The disinflationary trends that have continued in force for several years are supportive of our strategies and of growth stock investing. Companies that can produce sustained double-digit revenue growth and maintain or improve margins in an environment of stable pricing are in shorter supply and command higher price earnings multiples. There is an increasing payoff on finding and sticking with our long-term corporate winners.

PORTFOLIO PROFILE
   Owning superior companies that can sustain high revenue and profit growth over the long term has been the key to the Fund's success. The profile below lists some of the characteristics that have been most important for the companies owned. At September 30, 1996, the Fund's 31 holdings had the following average position profile on a dollar-weighted basis:

Revenue Growth (five years, compounded)                                                    42%
Earnings Per Share Growth (five years, compounded)                                         42%
Return on Equity (twelve months)                                                           29%
Net Profit Margin (after tax)                                                             8.8%
Median Market Value                                                               $2.6 billion
Long-Term Debt as a Percent of Total Capital                                               20%
Beta++                                                                                    1.39
Median Daily Trading Volume (calendar year-to-date)                             625,000 shares
Price/Earnings Ratio (twelve months' earnings per share)                                  40.1

   These characteristics reflect our strategy to own the best companies in their respective industries and to pay a fair price for their established superior growth. While these numbers reflect the companies' past achievements, our successful growth stock investing process also focuses on current business trends and future growth opportunities for each company.

PHILOSOPHY AND STRATEGY
   Most simply put, our philosophy has always been to go with the winners and to hold on for the long term. A rigorous quantitative screening process produces a list of candidates for the portfolio and helps separate the contenders from the pretenders. In-depth analysis of the company, its products and/or services, the management team and their past successes and current commitment contribute to the final selection. Finally, careful

++ BETA IS A MEASURE OF THE MARKET RISK OF A FUND'S PORTFOLIO, ILLUSTRATING THE
   VOLATILITY OF THE NET ASSET PER SHARE OF A MUTUAL FUND AS COMPARED WITH THE MARKET AS A WHOLE (AS MEASURED BY S&P 500 REINVESTED INDEX WHICH IS ASSIGNED A BETA OF ONE). A BETA OF LESS THAN ONE INDICATES THAT A FUND WOULD FLUCTUATE LESS THAN THE MARKET AND GREATER THAN ONE INDICATES IT WOULD FLUCTUATE MORE THAN THE MARKET.
                                                                              19

                        EVERGREEN AGGRESSIVE GROWTH FUND

(Photo of beakers appears here)

A REPORT FROM YOUR
PORTFOLIO MANAGER -- (CONTINUED)

judgment of each company's growth opportunity and the current structure of its industry's competition are essential in completing the selection process. This style has often led to a concentrated portfolio. At September 30, the portfolio held 31, predominantly mid-cap companies. This was a significant increase from holdings of 24 companies at 1995 fiscal year-end. Since we believe in focusing on and sticking with established, dominant companies and do not believe in trading down in quality, the Fund is more concentrated than many. In addition to greater concentration on established growth leaders, our philosophy also has led to lower portfolio turnover, which helps to lower expenses which, in turn, can result in a higher after-tax return to shareholders.

INDUSTRY WEIGHTINGS AND PORTFOLIO HIGHLIGHTS

   Business Services comprised 20.3% of net assets and includes the shares of companies that help other companies lower costs and increase quality and productivity through outsourcing. APAC Teleservices, Inc., the leader in the outsourcing of customer services by telephone, is now the second largest portfolio position and has been our most successful holding in terms of price appreciation for the calendar year-to-date.

   Computers, Information Services and Technology sectors represented 21.7% of net assets and includes major positions in Cisco Systems, Microsoft and Parametric Technologies. Each of these companies are not only dominant in their businesses, but also dictate the structure of competition to all their competitors.

   Healthcare companies constituted 13.9% of the portfolio. The leading position is Medtronic, Inc., the world's largest maker of implantable biomedical devices, including pacemakers and cardiovascular support systems.

   Specialty Retail comprised 25.0% of net assets. Holdings in this sector are companies that offer the consumer a better value and that consolidate their respective industries by taking market share from weaker entities. Tommy Hilfiger and Viking Office Products are our new names in this sector in the past year, joining our continuing large positions in Office Depot and Home Depot.

   Environmental Services at 8.0% of net assets consists of our position in Republic Industries, a fast growing consolidator of the highly fragmented waste service, security and car resale industries with a strong management team and proven track record.

   Financial Services comprised 5.4% of net assets and includes our major position in Green Tree Financial, the dominant company in providing loans for the manufactured housing industry. Green Tree also provides specialty loans and insurance for motorcycles, boats and utility vehicles.

   The Oil/Gas sector at 5.1% of net assets consists of our position in Transocean Offshore, the world's leading offshore contract driller with a dominant position in deep water and harsh environmental drilling.

                        EVERGREEN AGGRESSIVE GROWTH FUND

(Photo of beakers appears here)

A REPORT FROM YOUR
PORTFOLIO MANAGER -- (CONTINUED)
PORTFOLIO THEMES

   Each of our highlighted holdings participate in key investment themes that I believe will carry through into the next century. Global trends of disinflation are forcing companies to become ever more efficient, to lower their costs and to specialize in what they do best. Global consumerism, leveraged by the information technology revolution, is forcing companies to give the customer better quality with more convenience at a lower price. These trends are most evident in the U.S., but are emerging in Europe and Asia and will be global. Change is more rapid than ever. Being the best and being dominant in a specialty or niche is more highly rewarded. Companies can not be all things to all people. Technology is both a solution and a driver for this process. Technology encompasses not only the computers and chips, but also the processes and techniques, such as software, communications and outsourcing. Identifying, investing in and sticking with the beneficiaries of these themes is what has produced and we hope will continue to produce the success of Evergreen Aggressive Growth Fund. In terms of investment style, your portfolio manager strives to be a marathon investor rather than a sprinter.

   Thank you for investing in our Fund. May we continue to run in this marathon race toward investment success together.
                                                                              21

                        EVERGREEN AGGRESSIVE GROWTH FUND

(Photo of beakers appears here)

RESULTS TO DATE
PERFORMANCE OF $10,000 INVESTED IN THE
EVERGREEN AGGRESSIVE GROWTH FUND

     The graphs below compare a $10,000 investment in the Evergreen Aggressive Growth Fund (Class A, Class B, Class C and Class Y Shares) with a similar investment in the NASDAQ Industrials Index ("Index").


CLASS A 1 YEAR TOTAL RETURN = 19.7%
AVERAGE ANNUAL COMPOUND
RETURN: 5-YEAR = 17.5% 10-YEAR = 14.8%

(graph appears here)

9/30/86 9/30/87 9/30/88 9/30/89 9/30/90 9/30/91 9/30/92 9/30/93 9/30/94 9/30/95 9/30/96

Evergreen Aggressive Growth Fund
NASDAQ Industrials Index

(Customer to provide plot points)



CLASS B 1 YEAR TOTAL RETURN = 19.9%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 25.9%

(graph appears here)

                           7/7/95*  9/30/95  3/31/96  9/30/96

Evergreen Aggressive Growth Fund
NASDAQ Industrials Index

(Customer to provide plot points)


CLASS C 1 YEAR TOTAL RETURN = 24.1%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 26.8%

(graph appears here)

                           8/3/95*  9/30/95  3/31/96  9/30/96

Evergreen Aggressive Growth Fund
NASDAQ Industrials Index

(Customer to provide plot points)


CLASS Y 1 YEAR TOTAL RETURN = 25.8%
AVERAGE ANNUAL COMPOUND RETURN
SINCE INCEPTION = 20.7%

(graph appears here)

                           7/11/95*  9/30/95  3/31/96  9/30/96

Evergreen Aggressive Growth Fund
NASDAQ Industrials Index

(Customer to provide plot points)



*Commencement of class operations.
 PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE RESULTS. MUTUAL FUNDS
                                      ARE
 NOT OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK AND ARE NOT FEDERALLY INSURED.
     For the purposes of the graphs and the accompanying tables, it has been assumed that (a) the maximum sales charge of 4.75% was deducted from the initial $10,000 investment in Class A Shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B and Class C Shares, assuming full redemption on September 30, 1996; (c) all recurring fees (including investment advisory fees) were deducted; and (d) all dividends and distributions were reinvested.
     The Index is unmanaged and includes the reinvestment of income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund.
22

     *    *    *    *    *    *    *    *    *    *    *    *    *    *    *

                        EVERGREEN AGGRESSIVE GROWTH FUND
                                 CLASS A SHARES

(Photo of beakers appears here)

     The table below presents the financial highlights for a share outstanding throughout each period indicated. The information in the tables for the fiscal periods ended September 30, 1996 and 1995 has been audited by Price Waterhouse LLP, the Fund's current independent auditors. The information in the tables for each of the years in the three-year period ended October 31, 1994 was audited by Tait, Weller & Baker, the Fund's prior independent auditors. A report of Price Waterhouse LLP or Tait Weller & Baker, as the case may be, on the audited information with respect to the Fund is incorporated by reference in the Statement of Additional Information. The following information should be read in conjuction with the financial satements and related notes which are incorporated by reference in the Statement of Additional Information.

     Further information about a Fund's performance is contained in the Fund's annual report to shareholers, which may be obtained without charge.



                              FINANCIAL HIGHLIGHTS

                                                                                             CLASS A SHARES
                                                                                  YEAR        ELEVEN MONTHS
                                                                                  ENDED           ENDED        YEAR ENDED
                                                                              SEPTEMBER 30,   SEPTEMBER 30,    OCTOBER 31,
                                                                                  1996           1995*#          1994|#
PER SHARE DATA:
Net asset value, beginning of period........................................      $17.37          $13.85             $14.44
Income (loss) from investment operations:
  Net investment loss.......................................................        (.15)           (.16)              (.13)
  Net realized and unrealized gain (loss) on investments....................        4.46            3.68               (.22)
    Total from investment operations........................................        4.31            3.52               (.35)
Less distributions to shareholders from net realized gains..................        (.64)             --               (.24)
Net asset value, end of period..............................................      $21.04          $17.37             $13.85
TOTAL RETURN+...............................................................       25.6%           25.4%              (2.4%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...................................     $96,608         $70,858            $64,635
Ratios to average net assets:
  Expenses..................................................................       1.22%           1.47%++            1.25%
  Net investment loss.......................................................       (.86%)         (1.12%)++           (.92%)
Portfolio turnover rate.....................................................         33%             31%                59%
Average commission rate paid per share......................................      $.0582             N/A                N/A

                                                                                 1993|#         1992|#
PER SHARE DATA:
Net asset value, beginning of period........................................         $11.76          $12.22
Income (loss) from investment operations:
  Net investment loss.......................................................           (.12)           (.10)
  Net realized and unrealized gain (loss) on investments....................           3.06            1.84
    Total from investment operations........................................           2.94            1.74
Less distributions to shareholders from net realized gains..................           (.26)          (2.20)
Net asset value, end of period..............................................         $14.44          $11.76
TOTAL RETURN+...............................................................          25.3%           17.4%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...................................        $58,053         $29,302
Ratios to average net assets:
  Expenses..................................................................          1.31%           1.44%
  Net investment loss.......................................................          (.92%)          (.93%)
Portfolio turnover rate.....................................................            48%             46%
Average commission rate paid per share......................................            N/A             N/A

*  The Fund changed its fiscal year end from October 31 to September 30.
# Effective June 30, 1995, Evergreen Aggressive Growth Fund, a new series of Evergreen Trust, acquired substantially all of the net assets of ABT Emerging Growth Fund. ABT Emerging Growth Fund, which had a fiscal year that ended on October 31 was the accounting survivor in the combination. Accordingly, the information above includes the results of operations of ABT Emerging Growth Fund prior to June 30, 1995.
|  Per share data based on average shares outstanding.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.

                        EVERGREEN AGGRESSIVE GROWTH FUND
                      CLASS B, CLASS C AND CLASS Y SHARES

(Photo of beakers appears here)

                              FINANCIAL HIGHLIGHTS

                                                        CLASS B SHARES                  CLASS C SHARES              CLASS Y
                                                                    JULY 7,                        AUGUST 3,        SHARES
                                                     YEAR            1995*           YEAR            1995*           YEAR
                                                     ENDED          THROUGH          ENDED          THROUGH          ENDED
                                                 SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                     1996            1995            1996            1995            1996
PER SHARE DATA:
Net asset value, beginning of period...........      $17.35          $15.82           $17.31         $16.42          $17.38
Income (loss) from investment operations:
  Net investment loss..........................        (.16)           (.03)            (.15)          (.01)           (.06)
  Net realized and unrealized gain on
    investments................................        4.34            1.56             4.36            .90            4.41
    Total from investment operations...........        4.18            1.53             4.21            .89            4.35
Less distributions to shareholders from net
  realized gains...............................        (.64)             --             (.64)            --            (.64)
Net asset value, end of period.................      $20.89          $17.35           $20.88         $17.31          $21.09
TOTAL RETURN+..................................       24.9%            9.7%            25.1%           5.4%           25.8%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)......     $21,644          $2,858             $991           $416         $25,918
Ratios to average net assets:
  Expenses.....................................       1.98%           2.09%++          1.96%          2.09%++          .97%
  Net investment loss..........................      (1.60%)         (1.71%)++        (1.57%)        (1.51%)++        (.60%)
Portfolio turnover rate........................         33%             31%              33%            31%             33%
Average commission rate paid per share.........      $.0582             N/A           $.0582            N/A          $.0582

                                                   JULY 11,
                                                     1995*
                                                    THROUGH
                                                 SEPTEMBER 30,
                                                     1995
PER SHARE DATA:
Net asset value, beginning of period...........      $15.79
Income (loss) from investment operations:
  Net investment loss..........................        (.01)
  Net realized and unrealized gain on
    investments................................        1.60
    Total from investment operations...........        1.59
Less distributions to shareholders from net
  realized gains...............................          --
Net asset value, end of period.................      $17.38
TOTAL RETURN+..................................       10.1%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)......      $1,889
Ratios to average net assets:
  Expenses.....................................       1.08%++
  Net investment loss..........................       (.71%)++
Portfolio turnover rate........................         31%
Average commission rate paid per share.........         N/A

*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charges are not reflected.
++ Annualized.

28

     *    *    *    *    *    *    *    *    *    *    *    *    *    *    *



********************************************************************************

                       STATEMENT OF ADDITIONAL INFORMATION

                          Acquisition of the Assets of

                Keystone America Hartwell Emerging Growth Fund, Inc.
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

                        By and In Exchange For Shares of

                        Evergreen Aggressive Growth Fund
                                   A Series of
                                Evergreen  Trust
                             2500 Westchester Avenue
                            Purchase, New York 10577
                                 (800) 807-2940


     This Statement of Additional Information, relating specifically to the proposed transfer of the assets and liabilities of Keystone America Hartwell Emerging Growth Fund, Inc. ("Hartwell") to Evergreen Aggressive Growth Fund ("Evergreen Aggressive"), a series of the Evergreen Trust, in exchange for Class A, Class B and Class C Shares of beneficial interest, $.001 par value per Share, of Evergreen Aggressive, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

     (1) The Statement of Additional Information of Evergreen Agressive dated November 29, 1996 (Incorporated by reference to Post-Effective Amendment No. 32 to The Evergreen Trust's Registration Statement [File No. 2-40357] filed with the Securities and Exchange Commission on November 27, 1996);

     (2) The Statement of Additional Information of Hartwell dated December 10, 1996, as supplemented January 1, 1997 (Incorporated by reference to Post-Effective Amendment No. 46 to the Registration Statement [File No.2-28719] filed with the Securities and Exchange Commission on December 9, 1996);

     (3) Annual Report of Evergreen Aggressive for the year ended September 30, 1996 (Incorporated by reference to Form N-30D of The Evergreen
Trust [File No. 2-40357] filed with the Securities and Exchange Commission on December 12, 1996); and

     (4) The Annual Report of Hartwell dated September 30, 1996 (Incorporated by reference to Form N-30D of Keystone America Hartwell Emerging Growth Fund, Inc. [File No. 2-28719] filed with the Securities and Exchange Commission on Novemebr 25, 1996).

     This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the Proxy Statement/Prospectus of the Evergreen Aggressive and Hartwell dated May ___, 1997. A copy of the Proxy Statement/Prospectus may by obtained without charge by calling or writing to the Evergreen Aggressive or Hartwell at the telephone numbers or addresses set forth above.

   The date of this Statement of Additional Information is ____________, 1997.

     The following pro forma financial information relates to Evergreen Aggressive and Hartwell:


-------------------------------------------------------------------------

Evergreen Aggressive Growth Fund
Pro-Forma Combining Financial Statements (unaudited)
Portfolio of Investments (000's omitted)
September 30, 1996



                                                Evergreen             Hartwell
                                                Aggressive                                  Pro-Forma
                                                                                            Combined
                                          ---------------------------------------------------------------------

                                          Shares   Market Value  Shares  Market Value   Shares   Market Value
COMMON STOCKS - 94.0%(1)
Biotechnology-0.4%
*   BioChem Pharmaceuticals, Inc.                                   25         $1,003       25          $1,003   0.41%
                                                                          -----------             ------------

Business Services - 12.1%
*   APAC TeleServices, Inc.                 200         $10,250                            200          10,250   4.20%
    Danka Business Systems, ADR             140           5,565                            140           5,565   2.28%
    First Data Corp.                         85           6,938                             85           6,938   2.84%
*   Fiserv, Inc.                             25             956                             25             956   0.39%
*   Medic Computer Systems, Inc.             37           1,346                             37           1,346   0.55%
*   Sterling Commerce, Inc.                 150           4,425                            150           4,425   1.81%
                                                    ------------                                  -------------
                                                         29,480                                         29,480  12.07%

Computers - 4.8%
*   Adaptec, Inc.                            30           1,800                             30           1,800   0.74%
*   Cisco Systems, Inc.                     160           9,930                            160           9,930   4.07%
                                                    ------------                                  -------------
                                                         11,730                                         11,730   4.80%

Communications
   Equipment/Service -3.8%
*   Cisco Systems, Inc.                                             50          3,103       50           3,103   1.27%
*   National Techteam, Inc.                                         55          1,492       55           1,492   0.61%
*   P-Com, Inc.                                                     75          1,856       75           1,856   0.76%
*   Precision Response Corp.                                        40          1,540       40           1,540   0.63%
*   PMT Services, Inc                                               69          1,392       69           1,392   0.57%
                                                                           -----------            ------------
                                                                                9,383                    9,383   3.84%

Environmental Services - 4.7%
*   Republic Industries, Inc.               400          11,600                            400          11,600   4.75%
                                                    ------------                                  ------------

Financial Services-3.4%
    Green Tree Financial Corp.              185           7,261                            185           7,261   2.97%
*   E-Trade Group, Inc.                                             40            528       40             528   0.22%
    Mercury Finance Co.                      50             600                             50             600   0.25%
                                                    ------------          -----------             ------------
                                                          7,861                   528                    8,389   3.44%

Healthcare -16.0%
*   Capstone Pharmacy Services, Inc                                200          2,475      200           2,475   1.01%
*   Dura Pharmaceeuticals, Inc                                     160          5,900      160           5,900   2.42%
*   Gulf South Medical Supply, Inc.                                130          3,348      130           3,348   1.37%
    HBO & Co.                                75           5,006                             75           5,006   2.05%
*   Health Management Associates,
    Inc.                                    100           2,488                            100           2,488   1.02%
*   HEALTHSOUTH Corp.                        30           1,151                             30           1,151   0.47%
    IVAX Corp.                               80           1,250                             80           1,250   0.51%
*   Matrix Pharmaceuticals, Inc.             65             520                             65             520   0.21%
    Medtronic, Inc.                         118           7,567                            118           7,567   3.10%
*   Medquist, Inc.                                                  32            648       32             648   0.27%
    Mylan Laboratories, Inc.                 75           1,284                             75           1,284   0.53%
*   PhyCor, Inc.                                                   135          5,138      135           5,138   2.10%
*   Respironics, Inc.                        40             970                             40             970   0.40%
*   Theratx, Inc.                                                  120          1,425      120           1,425   0.58%
                                                    ------------           -----------            ------------
                                                         20,236                18,934                   39,170  16.04%


Information Services & Technology - 8.1%
*   Mircosoft Corp                           50           6,594                             50           6,594   2.70%
*   Network General Corporation             250           5,719                            250           5,719   2.34%
*   Parametric Technology Corp              150           7,406                            150           7,406   3.03%
                                                    ------------                                  ------------
                                                         19,719                                         19,719   8.07%

Laser/Electro-Optic Systems-2.5%
*   Uniphase Corp.                                                 143          6,042      143           6,042   2.47%
                                                                          -----------             ------------

Retailing Specialty - 16.1%
*   Alrenco, Inc.                                                   40            840       40             840   0.34%
*   Autozone, Inc.                           25             725                             25             725   0.30%
*   Bed Bath & Beyond, Inc.                 150           4,106                            150           4,106   1.68%
*   Fastenal Co.                             80           3,960                             80           3,960   1.62%
    Home Depot, Inc. (The)                  100           5,688                            100           5,688   2.33%
*   Office Depot, Inc.                      300           7,088                            300           7,088   2.90%
*   Petco Animal Supplies, Inc.                                     80          2,180       80           2,180   0.89%
*   Tommy Hilfiger Corp.                    125           7,406                            125           7,406   3.03%
*   Viking Office Products, Inc.            245           7,350                            245           7,350   3.01%
                                                   -------------          ------------            ------------
                                                         36,323                 3,020                   39,343  16.11%
Oil/Gas - 6.9%
*   Falcon Drilling Co, Inc.                                       115          2,990      115           2,990   1.22%
*   Input/Output, Inc.                                              66          1,963       66           1,963   0.80%
*   Oceaneering International                                      100          1,700      100           1,700   0.70%
*   Petroleum Geo Services                                         100          2,725      100           2,725   1.12%
    Transocean Offshore Inc.                120           7,350                            120           7,350   3.01%
                                                   -------------          ------------            ------------
                                                          7,350                 9,378                   16,728   6.85%
Software/Business-6.7%
*   Legato Systems, Inc.                                           105          4,988      105           4,988   2.04%
*   McAfee Assoc, Inc                                               98          6,728       98           6,728   2.76%
*   PeopleSoft, Inc                                                550          4,579      550           4,579   1.88%
                                                                          ------------            ------------
                                                                               16,295                   16,295   6.67%

Software/Maunfacturing-0.9%
*   Viasoft, Inc.                                                   50          2,100       50           2,100   0.86%
                                                                          ------------            ------------

Technology Services/Consulting-5.9%
*   Alternative Resources Group                                     80          2,250       80           2,250   0.92%
*   Claremont Technology Corp                                       50          1,800       50           1,800   0.74%
*   Computer Horizons Corp.                                        120          3,420      120           3,420   1.40%
*   Interim Services, Inc.                                          50          2,137       50           2,137   0.88%
*   Intelliquest Information Group, Inc                              5            128        5             128   0.05%
*   Vanstar Corp.                                                  190          4,607      190           4,607   1.89%
                                                                          ------------            ------------
                                                                               14,342                   14,342   5.87%

Video Conferencing-1.7%
*   PictureTel Corp.                                               120          4,230      120           4,230   1.73%
                                                                          ------------            ------------

    Total Common Stocks
                                                   -------------          ------------            -------------
    (pro forma combined cost $133,058)                  144,299                85,255                  229,554  94.00%
                                                   -------------          ------------            -------------

WARRANTS-0.0%
*   Sound Advice, Inc
    $8.70, expires 6/14/99                                  806               0                           806          0
                                                   -------------                                  -------------
    Total Warrants
    (proforma combined cost $0)


                                                       Principal              Principal             Principal
                                            Value       Amount       Value     Amount      Value     Amount
                                          -----------------------------------------------------------------------

REPURCHASE AGREEMENTS - 6.9%
  State Street Bank & Trust Co.,
  4.75%, dated 9/30/96, due
  10/1/96-collateralized by $2,305
  U.S. Treasury Bonds, 7.50%
  due 11/15/16, interest - $2,480
  (Proforma  combined cost $2,435)          $2,435        2,435                            $2,435      2,435     1.00%


  State Street Bank & Trust Co.,
  4.75%, dated 9/30/96, due
  10/1/96-collateralized by $13,530
  U.S. Treasury Bonds, 8.75%
  due 8/15/00, interest - $14,477
  for $14,477 (cost $14,475)                                         $14,475   14,475      $14,475     14,475    5.93%
                                           ------------------        ------------------    ------------------

  Total Repurchase Agreements
  (proforma combined cost $16,910)           $2,435        2,435      $14,475   14,475      $16,910     16,910    6.92%
                                           ------------------        ------------------    ------------------

  Total Investments -
                                           ------------------        ------------------    ------------------
(proforma combined cost $149,968)100.9%     146,734                    99,730               246,464             100.92%
  Other Assets and
  Liabilities - net             (0.9)%      (1,573)                     (682)               (2,255)             -0.92%
                                -----------------------------        ------------------    ------------------
  Net Assets                    100.0%    $145,161                   $99,048              $244,209             100.00%
                                          ===================        =================     ==================  ========
(1) Based on proforma combined net assets.
* Non-Inocme producing security





EVERGREEN AGGRESSIVE GROWTH FUND Pro-Forma Combining Financial Statements (unaudited) Statement of Assets and Liabilities September 30, 1996 (000's omitted)

                                                Evergreen    Hartwell
                                               Aggressive                                 Pro-Forma
                                                                         Adjustments       Combined

Assets:
Investments at value (cost $149,968)               $146,734      $99,729                     $246,463
Cash                                                    636            1                          637
Receivable for Fund shares sold                         580           16                          596
Dividend and interest receivable                          7            2                            9
Unamortized organization expenses                        20            0                           20
Other assets                                             14            2                           16
                                              --------------------------------------------------------
Total Assets                                        147,991       99,750            0         247,741

Liabilities:
Payable for investments purchased                     2,364          561                        2,925
Payable for Fund shares redeemed                        240           94                          334
Accrued expenses                                        226           47                          273
                                              --------------------------------------------------------
Total Liabilities                                     2,830          702            0           3,532

Net Assets                                         $145,161      $99,048           $0        $244,209
                                              ========================================================

Net assets are comprised of:
Paid-in capital                                     $87,663      $56,461                     $144,124
Accumulated net realized gain/(loss)                 (2,992)       6,586                        3,594
Accumulated net investment loss                          (4)           0                           (4)
Net unrealized appreciation of investments           60,494       36,001                       96,495
                                              --------------------------------------------------------
Net Assets                                         $145,161      $99,048           $0        $244,209
                                              ========================================================

Class A Shares
Net Assets                                          $96,608      $89,726                     $186,334
Shares of Beneficial Interest Outstanding             4,592        3,135        1,129           8,856
Net Asset Value                                         $21.04       $28.62                       $21.04
Maximum Offering Price                                  $22.09       $30.37                       $22.09

Class B Shares
Net Assets                                          $21,644       $6,954                      $28,598
Shares of Beneficial Interest Outstanding             1,036          251           82           1,369
Net Asset Value                                         $20.89       $27.73                       $20.89

Class C Shares
Net Assets                                             $991       $2,368                       $3,359
Shares of Beneficial Interest Outstanding                47           85           29             161
Net Asset Value                                         $20.88       $27.89                       $20.88

Class Y Shares
Net Assets                                          $25,918           -                         $25,918
Shares of Beneficial Interest Outstanding             1,229           -                           1,229
Net Asset Value                                         $21.09        -                             $21.09
See Notes to Pro-Forma Combining Financial Statements.
::

              EVERGREEN AGGRESSIVE GROWTH FUND Pro Forma Combining Financial Statements (unaudited) Statement of Operations Year Ended September 30, 1996 (000's omitted)

                                                Evergreen    Hartwell
                                                Aggressive                                Pro-Forma
                                                                         Adjustments       Combined

Investment Income:
Interest income                                        $174         $577                         $751
Dividend income (net of foreign withholding
  tax of $2,042, $0 and $2,042, respectively)           202            2                          204
                                              --------------------------------------------------------
Total Income                                            376          579            0             955

Expenses:
Advisory fee                                            612        1,066         (420)(a)       1,258
Distribution Plan expenses                              308          278            0             586
Administration fee                                       51           21            3(a)           75
Custodian fees and expenses                              56           42          (26)(b)          72
Professional fees                                        31           79          (79)(b)          31
Registration and filing fees                             43           14          (14)(b)          43
Reports and notices to shareholders                      44           32            5(b)           81
Transfer Agent fee                                      138          291         (201)(b)         228
Trustees' fees and expenses                               8            0            2(c)           10
Amortization of organization expense                      6            0            0               6
Other expenses                                            3           18          (18)(b)           3
                                              --------------------------------------------------------
Total Expenses                                        1,300        1,841         (748)          2,393

Net Investment loss                                    (924)      (1,262)         748          (1,438)

Net realized and unrealized gain/(loss) on investments:
Net reailzed gain/(loss) on investments              (2,456)       8,826                        6,370
Net increase in unrealized appreciation
     of investments                                  27,981        1,007                       28,988
                                              --------------------------------------------------------
Net gain on investments                              25,525        9,833            0          35,358
Net increase in net assets resulting
  from operations                                   $24,601       $8,571         $748         $33,920
                                              ========================================================


(a)Reflects a decrease in the investment advisory fee and an increase in administrative personnel and service fees based on the surviving Fund's fee schedule.
(b)Reflects expected cost savings when the funds combine based on duplicate costs.
(c)Reflects allocation of complex-wide Trustees' fees based on combined assets.


See Notes to Pro-Forma Combining Financial Statements.

Evergreen Aggressive Growth Fund
Notes to Pro-Forma Combining Financial Statements (Unaudited)
September 30, 1996

1. Basis of Combination - The Pro-Forma Statement of Assets and Liabilities, including the Pro- Forma Portfolio of Investments, and the related Pro-Forma Statement of Operations (Pro-Forma Statements) reflect the accounts of Evergreen Aggressive Growth Fund (Evergreen Aggressive) and Keystone America Hartwell Emerging Growth Fund, Inc. (Hartwell) at September 30, 1996 and for the year then ended.

The Pro-Forma Statements give effect to the proposed transfer of all assets and certain identified liabilities of Hartwell shares in exchange for shares of Evergreen. The Pro-Forma Statements reflect the expense of each Fund in carrying out its obligations under the Agreement and Plan of Reorganization (the "Reorganization") as though the merger occurred at the beginning of the period presented.

     Under the Reorganization, Evergreen Aggressive will acquire all of the assets and assume certain identified liabilities of Hartwell. Thereafter, there will be a distribution of shares of Evergreen to shareholders of Hartwell in liquidation and subsequent termination thereof. The information contained herein is based on the experience of each Fund for the year ended September 30, 1996 and is designed to permit shareholders of the consolidating mutual funds to evaluate the financial effect of the proposed Reorganization. The expenses of Evergreen and Hartwell in connection with the Reorganization (including the cost of any proxy soliciting agents), will be borne by First Union National Bank of North Carolina.

The Pro-Forma Statements should be read in conjunction with the historical financial statements of each Fund incorporated by reference in the Statement of Additional Information.

2. Shares of Beneficial Interest - The Pro-Forma net asset values per share assumes the issuance of additional shares of Evergreen Aggressive Class A, Class B, and Class C which would have been issued at September 30, 1996 in connection with the proposed Reorganization. The amount of additional shares assumed to be issued was calculated based on the net assets of Hartwell Class A, Class B and Class C as of September 30, 1996 of $89,726, $6,954 and $2,368 (reported in 000's), respectively, and the net asset value per share of the respective share class of Evergreen Aggressive Class A, Class B and Class C as of September 30, 1996 of $21.04, $20.89 and $20.88, respectively.

The Pro Forma shares outstanding of 8,856, 1,369 and 161 for Class A, Class B and Class C, respectively (reported in 000's) consist of 4,264 additional shares of Class A, 333 additional shares of Class B and 114 additional shares of Class C (reported in 000's) to be issued in the proposed reorganization, as calculated above, in addition to the shares of Evergreen outstanding as of September 30, 1996.

3. Pro-Forma Operations - Pro-Forma operating expenses include the actual expenses of each Fund and the combined Fund, with certain expenses adjusted to reflect the expected expenses of the combined entity. The investment advisory, administrative personnel and service fees have been calculated for the combined Fund based on the fee schedule in effect for Evergreen at the combined level of average net assets for the year ended September 30, 1996.

-------------------------------------------------------------------------

                                 EVERGREEN TRUST
                                     PART C

                                OTHER INFORMATION


Item 15.                   Indemnification

                           The  response  to  this  item  is   incorporated   by
                           reference to "Liability and Indemnification of Trustees" under the caption "Comparative Information on Shareholders' Rights" in Part A of this Registration Statement.

Item 16.          Exhibits:

                  1(a). Declaration of Trust. Incorporated by reference to Post-Effective Amendment No. 18 to the Registrant's Registration Statement on Form N-1A filed on February 2, 1987 - Registration No. 2-40357.

                  1(b). Certificate of Amendment to Declaration of Trust. Incorporated by reference to Post-Effective Amendment No. 27 to the Registrant's Form N-1A Registration Statement filed on January 3, 1995.

                  1(c). Instrument providing for the Establishment and Designation of Classes. Incorporated by reference to Post-Effective Amendment No. 27 to the Registrant's Form N-1A Registration Statement filed on January 3, 1995 and to Post-Effective Amendment No. 28 to the Registrant's Form N-1A Registration Statement filed on April 3, 1995.

                  2. Bylaws. Incorporated by reference to Post-Effective Amendment No. 18 to the Registrant's Registration Statement on Form N-1A filed on February 2, 1987.

                  3.               Not applicable.

                  4.               Agreement and Plan of Reorganization.
                                   Exhibit A to Prospectus contained in
                                   Part A of this Registration Statement.

                  5.               Not applicable.

                  6. Form of Investment Advisory Agreement between First Union National Bank of North Carolina and the Registrant. Incorporated by reference to Post-Effective Amendment No. 28 to the Registrant's Form N-1A Registration Statement filed on April 3, 1995.

                  7(a) Distribution Agreement between Evergreen Keystone Distributor, Inc. and the Registrant. Filed Herewith.

                  7(b) Form of Dealer Agreement by Evergreen Keystone Distributor, Inc. Filed herewith


                  8.               Not applicable.

                  9. Custody Agreement between State Street Bank and Trust Company and Registrant. Incorporated by reference to Post-Effective Amendment No. 20 to the Registrant's Form N-1A Registration Statement filed on February 1, 1989.

                  10.              Form of Distribution Plan   Incorporated by
                                   reference to Post-Effective Amendment
                                   No. 28 to the Registrant's Form N-1A
                                   Registration Statement filed on April 3,1995.

                  11.              Opinion and consent of
                                   Sullivan & Worcester LLP.  Filed
                                   herewith.

                  12. Tax opinion and consent of Sullivan & Worcester LLP. To be Filed by amendment.

                  13.              Form of Administration Agreement.
                                   Incorporated by reference to Post-
                                   Effective Amendment No. 28 to the
                                   Registrant's Form N-1A Registration
                                   Statement filed on March 31, 1995.

                  14(a).           Consent of KPMG Peat Marwick LLP
                                   filed herewith

                  14(b).           Consent of Price Waterhouse, LLP
                                   independent accountants, as to the use
                                   of their report dated November 18, 1996 Filed herewith.

                  15.              Not applicable.

                  16.              Not applicable.


                  17(a).           Form of Proxy Card.  Filed herewith.

                  17(b).           Registrant's Rule 24f-2 Declaration.
                                   Filed herewith.

Item 17.          Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


   (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of an Internal Revenue Service ruling supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling.

                                   SIGNATURES

   As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 18th day of April, 1997.

                                             EVERGREEN  TRUST

                                        By: /s/ John J. Pileggi
                                        -----------------------
                                        Name: John J. Pileggi
                                        Title: President


   Know all men by these presents that each person whose signature appears below hereby severally constitutes and appoints John J. Pileggi, James P. Wallin, Dorothy E. Bourassa, Terrence J. Cullen and Martin J. Wolin, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign and affix the undersigned's name to any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or incidental to the performance and execution of the powers herein granted, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

   As required by the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities indicated as of the 18th day of April, 1997.

Signatures                    Title
-----------                   -----

/s/ John J. Pileggi
-----------------------            President and
John J. Pileggi                    Treasurer

/s/ Laurence B. Ashkin
-----------------------            Trustee
Laurence B. Ashkin

/s/ Foster Bam
-----------------------            Trustee
Foster Bam

/s/ James S. Howell
-----------------------            Trustee
James S. Howell

/s/ Gerald M. McDonnell
-----------------------            Trustee
Gerald M. McDonnell

/s/ Thomas L. McVerry
-----------------------            Trustee
Thomas L. McVerry

/s/ William Walt Pettit
-----------------------            Trustee
William Walt Pettit

/s/ Russell A. Salton, III, M.D.
--------------------------------   Trustee
Russell A. Salton, III, M.D

/s/ Michael S. Scofield
-----------------------            Trustee
Michael S. Scofield

                INDEX TO EXHIBITS

N-14
EXHIBIT NO.                              Page

7(a)   Distribution Agreement between Evergreen Keystone Distributor,
            Inc. and Registrant

 (b)   Form of Dealer Agreement by Evergreen Keystone Distributor, Inc.

11     Opinion and Consent of Sullivan & Worcester LLP

14(a)  Consent of KPMG Peat Marwick LLP

14(b)  Consent of Price Waterhouse LLP

17(a)  Form of Proxy

17(b)  Rule 24f-2 Declaration

-------------------